

Lakeland Financial Corporation
P.O. Box 1387 • Warsaw, Indiana 46581 • (574) 267-6144

March 3, 2014

Dear Shareholder:

On behalf of the board of directors and management of Lakeland Financial Corporation, we cordially invite you to attend the annual meeting of shareholders of Lakeland Financial Corporation to be held at 4:00 p.m. (local time) on April 8, 2014, at the Lerner Theater, located at 410 South Main Street, Elkhart, Indiana 46516. The accompanying notice of annual meeting of shareholders and proxy statement discuss the business to be conducted at the meeting. We have also enclosed a copy of our 2013 summary annual report to shareholders and a copy of our annual report on Form 10-K for your review. At the meeting, we will review our performance in 2013 and update you on our strategic plan as we move forward. You are welcome to attend a reception immediately following the annual meeting honoring the end of my tenure as Chief Executive Officer and transition to Executive Chairman and celebrating the promotion of David Findlay to Chief Executive Officer.

Our Nominating and Corporate Governance Committee has nominated ten persons to serve as directors, each of whom is an incumbent director. If elected, each of them would serve a one-year term. Additionally, we have also included a non-binding advisory proposal on the compensation of certain executive officers. Finally, our Audit Committee has selected, and we recommend that you ratify the selection of, Crowe Horwath LLP to continue as our independent registered public accounting firm for the year ending December 31, 2014. We recommend you vote your shares for the director nominees, for the compensation of our executive management, and for the ratification of our accountants.

We encourage you to attend the meeting in person. Please return the enclosed RSVP card if you plan to attend. **However, whether or not you plan to attend the meeting in person, please take the time to vote by completing and mailing the enclosed proxy card or by following the telephone or Internet voting procedures described on the proxy card.** This will ensure that your shares are represented at the meeting.

We look forward with pleasure to seeing and visiting with you at the meeting.

Very truly yours,

Michael L. Kubacki
Chairman of the Board and Chief Executive Officer



P.O. Box 1387 • Warsaw, Indiana 46581 • (574) 267-6144

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 8, 2014

To the Shareholders:

The annual meeting of the shareholders of Lakeland Financial Corporation will be held on Tuesday, April 8, 2014, at 4:00 p.m. (local time) at the Lerner Theater, located at 410 South Main Street, Elkhart, Indiana, for the following purposes:

1. to elect ten members of the board of directors;

2. to approve a non-binding advisory proposal on the compensation of certain executive officers, otherwise known as a "say-on-pay" proposal;

3. to ratify the appointment of Crowe Horwath LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2014; and

4. to transact such other business as may properly be brought before the meeting and any adjournments or postponements of the meeting.

Only shareholders of record on our books at the close of business on February 19, 2014, the record date for the annual meeting, will be entitled to vote at the annual meeting. In the event there are an insufficient number of votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the annual meeting, the meeting may be adjourned or postponed in order to permit us to further solicit proxies.

By order of the board of directors,

Kristin L. Pruitt
Secretary

Warsaw, Indiana
March 3, 2014

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING PROCEDURES DESCRIBED ON THE PROXY CARD. WE HOPE THAT YOU WILL BE ABLE TO ATTEND THE MEETING, AND IF YOU DO YOU MAY VOTE YOUR STOCK IN PERSON IF YOU WISH. YOU MAY REVOKE THE PROXY CARD AT ANY TIME PRIOR TO ITS EXERCISE.

LAKELAND FINANCIAL CORPORATION
_____

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
April 8, 2014

_____

Lakeland Financial Corporation, an Indiana corporation, with its principal executive offices located in Warsaw, Indiana, is the holding company for Lake City Bank. We also own all of the common securities of Lakeland Statutory Trust II, a Connecticut business trust created for the issuance of trust preferred securities and all of the common stock of LCB Risk Management, Inc., a Nevada corporation founded as a captive insurance company. Lake City Bank owns all of the common stock of LCB Investments II, Inc. (a subsidiary formed in 2006), which was formed to manage a portion of the Bank's securities portfolio. LCB Investments II, Inc. owns all of the common stock of LCB Funding, Inc. (a subsidiary formed in 2006), a real estate investment trust.

This proxy statement is being furnished to our shareholders in connection with the solicitation by our board of directors of proxies to be used at the annual meeting of shareholders to be held at the Lerner Theater, located at 410 South Main Street, Elkhart, Indiana on Tuesday, April 8, 2014 at 4:00 p.m. (local time), or at any adjournments or postponements of the meeting. Our summary annual report to shareholders, including the consolidated financial statements for the fiscal year ended December 31, 2013, and a copy of our Form 10-K, which we filed with the Securities and Exchange Commission (the "SEC"), accompanies this proxy statement. The proxy statement is being mailed to shareholders starting on or about March 3, 2014. This proxy statement is also available on the Internet at www.lakecitybank.com.

The following is information regarding the meeting and the voting process, presented in a question and answer format. As used in this proxy statement, the terms "Lakeland Financial," "the Company," "we," "our" and "us" all refer to Lakeland Financial Corporation and its direct and indirect subsidiaries.

Why am I receiving this proxy statement and proxy card?

You are receiving a proxy statement and proxy card from us because on February 19, 2014, the record date for the annual meeting, you owned shares of our common stock. This proxy statement describes the matters that will be presented for consideration by the shareholders at the annual meeting. It also gives you information concerning those matters to assist you in making an informed decision.

When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, we ask that you instruct the proxies how to vote your shares in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not

identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

What matters will be voted on at the meeting?

You are being asked to vote on: (i) the election of ten directors of Lakeland Financial for a term expiring in 2015; (ii) a non-binding advisory proposal on the compensation of certain executive officers, otherwise known as a "say-on-pay" proposal; and (iii) the ratification of the appointment of Crowe Horwath LLP as our independent registered public accounting firm for the 2014 fiscal year. These matters are more fully described in this proxy statement.

How do I vote?

After reviewing this document, submit your proxy using any of the proxy delivery or voting methods indicated on the proxy card. By submitting your proxy, you authorize the individuals named in it to represent you and vote your shares at the annual meeting in accordance with your instructions. Your vote is important. **Whether or not you plan to attend the**

annual meeting, please submit your proxy promptly in the enclosed envelope or vote telephonically or through the Internet by following the instructions on the proxy card.

If you sign and return your proxy card but do not provide voting instructions, the shares represented by your proxy card will be voted "for" all ten nominees named in this proxy statement, "for" the say-on-pay proposal, and "for" the ratification of the appointment of our auditors.

If you want to vote in person, please come to the meeting. We will distribute written ballots to anyone who wants to vote at the meeting. Please note, however, that if your shares are held in the name of a broker or other fiduciary (or what is usually referred to as "street name"), you will need to arrange to obtain a proxy from the record holder in order to vote in person at the meeting. Even if you plan to attend the annual meeting, we ask that you complete and return your proxy card in advance of the annual meeting in case your plans change.

If I hold shares in the name of a broker or fiduciary, who votes my shares?

If you are a beneficial owner and a broker or other fiduciary is the record holder, then you received this proxy statement from the record holder. The record holder should have given you instructions for directing how the record holder should vote your shares. It will then be the record holder's responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker or fiduciary.

Under the rules of various national and regional securities exchanges, brokers and other fiduciaries may generally vote on routine matters, such as the ratification of an independent registered public accounting firm, but cannot vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The election of directors and the say-on-pay vote are considered non-routine matters. If your broker or fiduciary does not receive instructions from you on how to vote your shares on these matters, your broker or fiduciary will return the proxy card to us indicating that he or she does not have authority to vote. This is generally referred to as a "broker non-vote" and may affect the outcome of the voting on these matters.

We therefore encourage you to provide directions to your broker as to how you want your shares voted on all matters to be brought before the meeting. You

should do this by carefully following the instructions your broker gives you concerning its procedures.

What does it mean if I receive more than one proxy card?

It means that you have multiple holdings reflected in our stock transfer records and/or in accounts with stockbrokers. Please sign and return **ALL** proxy cards to ensure that all of your shares are voted.

What if I change my mind after I return my proxy card?

If you hold your shares in your own name, you may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- signing another proxy card with a later date and returning that proxy card to our transfer agent at:

  American Stock Transfer and Trust Company
  6201 15th Avenue
  Brooklyn, New York 11219;

- timely submitting another proxy via the telephone or Internet;

- sending notice to us that you are revoking your proxy; or

- voting in person at the meeting.

If you hold your shares in the name of your broker or other fiduciary and desire to revoke your proxy, you will need to contact that party to revoke your proxy.

How many votes do we need to hold the annual meeting?

A majority of the shares that are outstanding and entitled to vote as of the record date must be present in person or by proxy at the meeting in order to hold the meeting and conduct business.

Shares are counted as present at the meeting if the shareholder either:

- is present and votes in person at the meeting; or

- has properly submitted a signed proxy card or other form of proxy (through the telephone or Internet).

On February 19, 2014, the record date, there were 16,531,367 shares of common stock issued and outstanding. Therefore, at least 8,265,684 shares need to be present at the annual meeting.

What happens if a nominee is unable to stand for re-election?

The board may, by resolution, provide for a lesser number of directors or designate a substitute nominee. In the latter case, shares represented by proxies may be voted for a substitute nominee. Proxies cannot be voted for more than ten nominees. We have no reason to believe any nominee will be unable to stand for re-election.

What options do I have in voting on each of the proposals?

You may vote "for," "against," or "abstain" on each proposal properly brought before the meeting.

How many votes may I cast?

Generally, you are entitled to cast one vote for each share of stock you owned on the record date. The proxy card included with this proxy statement indicates the number of shares owned by an account attributable to you.

How many votes are needed for each proposal?

A majority of the votes cast by the holders of the stock having voting power at the meeting will approve each matter that arises at the annual meeting. Because our shareholders approved an amendment to our articles of incorporation at last year's annual meeting, our directors are no longer elected by a plurality of votes, but, beginning this year, will be elected by a majority voting standard in uncontested elections. Under the plurality voting standard, the nominees receiving the highest number of votes cast "for" their election would be elected as directors of Lakeland Financial. Under a majority voting standard in uncontested director elections, each vote is required to be counted "for" or "against" a nominee's election. In order to be elected, the votes cast "for" such nominee's election must exceed the number of votes cast "against" such nominee's election.

Please note, however, because the say-on-pay vote is advisory, it will not be binding upon the board of directors or the Compensation Committee. Also, please remember that the election of directors and the say-on-pay vote are each considered non-routine matters. Consequently, if your shares are held by a broker or other fiduciary, it cannot vote your shares on these matters unless it has received voting instructions from you.

Abstentions and broker non-votes, if any, will not be counted as entitled to vote but will count for purposes of determining whether or not a quorum is present. So long as a quorum is present, broker non-votes will have no effect on any of the matters presented for a vote at the annual meeting.

Where do I find the voting results of the meeting?

If available, we will announce voting results at the meeting. The voting results will also be disclosed on a Form 8-K that we will file with the SEC within four business days after the meeting.

Who bears the cost of soliciting proxies?

We will bear the cost of soliciting proxies. In addition to solicitations by mail, officers, directors or employees of Lakeland Financial may solicit proxies in person or by telephone. These persons will not receive any special or additional compensation for soliciting proxies. We may reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 8, 2014.

Our proxy statement for the annual meeting of shareholders to be held on April 8, 2014, other proxy materials, and our 2013 annual report to shareholders are available at www.lakecitybank.com.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at February 19, 2014, by each person known by us to be the beneficial owner of more than 5% of the outstanding common stock, by each director or nominee, by each executive officer named in the Summary Compensation Table, which can be found later in this proxy statement, and by all directors and executive officers of Lakeland Financial Corporation as a group. Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, under which a person is deemed to be the beneficial owner of securities if he, she or it has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership of securities within 60 days of February 19, 2014.

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership[1,2]	Percent of Class
5% Shareholders		
FMR LLC[3]	1,552,055	9.4%
BlackRock, Inc.[4]	1,074,741	6.5%
Columbia Wanger Asset Management, L.P.[5]	913,597	5.6%
Directors and Nominees		
Blake W. Augsburger	6,640[6]	*
Robert E. Bartels, Jr.	9,325[7]	*
Daniel F. Evans, Jr.	11,082[8]	*
David M. Findlay	80,840[9]	*
Thomas A. Hiatt	22,140[10]	*
Michael L. Kubacki	192,809[11]	1.2%
Charles E. Niemier	123,935[12]	*
Emily E. Pichon	7,725[13]	*
Steven D. Ross	18,711	*
Brian J. Smith	9,627[14]	*
Bradley J. Toothaker	8,413[15]	*
Ronald D. Truex	33,941[16]	*
M. Scott Welch	106,475[17]	*
Other Named Executive Officers		
Eric H. Ottinger	15,079[18]	*
Kevin L. Deardorff	27,869	*
Michael E. Gavin	7,357	*
All directors and executive officers as a group (21 persons)	709,920[19]	4.3%

*Indicates that the individual or entity owns less than one percent of Lakeland Financial's common stock.

(1) The total number of shares of common stock issued and outstanding on February 19, 2014 was 16,531,367.

(2) The information contained in this column is based upon information furnished to us by the persons named above and as shown on our transfer records. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.

(3)   Includes entities related to reporting entity. Based upon a schedule 13G filed with the SEC on February 14, 2014. The address for the reporting entity is 245 Summer Street, Boston, MA 02210.

(4)   Includes entities related to reporting entity. Based upon a schedule 13G filed with the SEC on January 29, 2014. The address for the reporting entity is 40 East 52nd Street, New York, NY 10022.

(5)   Based upon a schedule 13G filed with the SEC on February 6, 2014. The address for the reporting entity is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(6)   Includes 3,015 shares credited to Mr. Augsburger's account as of February 6, 2014 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(7)   Includes 1,000 options, which are currently exercisable, over which Mr. Bartels has no voting power and sole investment power.

(8)   Includes 4,704 shares credited to Mr. Evans' account as of February 6, 2014 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(9)   Includes 2,000 shares held by Mr. Findlay's wife, as to which shares he has no voting or investment power and 10,000 options, which are currently exercisable, over which Mr. Findlay has no voting power and sole investment power.

(10)   Includes 25 shares held by Mr. Hiatt's individual retirement account; 603 shares held by Mr. Hiatt's wife's individual retirement account, as to which shares he shares voting and investment power; 4,000 options, which are currently exercisable, over which Mr. Hiatt has no voting power and sole investment power; and 9,749 shares credited to Mr. Hiatt's account as of February 6, 2014 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(11)   Includes 15,000 options, which are currently exercisable, over which Mr. Kubacki has no voting power and sole investment power.

(12)   Includes 69,039 shares held by Mr. Niemier's individual retirement account; 8,669 shares held by Mr. Niemier's wife's individual retirement account, as to which shares he has no voting or investment power; 18,220 shares held in trust, as to which shares he shares voting and investment power; 1,000 options, which are currently exercisable, over which Mr. Niemier has no voting power and sole investment power; and 27,007 shares credited to Mr. Niemier's account as of February 6, 2014 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(13)   Includes 1,000 options, which are currently exercisable, over which Ms. Pichon has no voting power and sole investment power.

(14)   Includes 3,560 shares credited to Mr. Smith's account as of February 6, 2014 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(15)   Includes 2,788 shares credited to Mr. Toothaker's account as of February 6, 2014 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(16)   Includes 5,183 shares held by Mr. Truex's wife, as to which shares he has no voting or investment power; 20,000 held by CB Financial, LLC, as to which shares he shares voting and investment power; and 4,633 shares credited to Mr. Truex's account as of February 6, 2014 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(17)   Includes 838 shares held by Mr. Welch's individual retirement account; 1,930 shares held by Mr. Welch's wife's individual retirement account, as to which shares he shares voting and investment power; 16,000 shares held by BEL Leasing LLP, as to which shares he has sole voting and investment power; 1,000 options, which are currently exercisable, over which Mr. Welch has no voting power and sole investment power; and 23,350 shares credited to Mr. Welch's account as of February 6, 2014 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(18)   Includes 3,500 options, which are currently exercisable, over which Mr. Ottinger has no voting power and sole investment power.

(19)   This includes shares which have been allocated to executive officers under the 401(k) plan through December 31, 2013.

ELECTION OF DIRECTORS

Shareholders will be entitled to elect ten directors for a term expiring in 2015 at the annual meeting. Our board is currently divided into two classes of directors. At the annual meeting in 2012, our shareholders approved an amendment to our Articles of Incorporation providing for the phased-in declassification of our board of directors beginning in 2013. The directors elected at the 2013 annual meeting of shareholders and each subsequent annual meeting will only be elected for one-year terms, and, beginning in 2015, the entire board of directors will be elected annually.

We have no knowledge that any nominee will refuse or be unable to serve, but if any of the nominees is unavailable for election, the holders of the proxies reserve the right to substitute another person of their choice as a nominee when voting at the meeting.

Set forth below is information concerning the nominees for election and for each of Lakeland Financial's other directors, whose term of office will continue after the meeting, including the age, the year first appointed or elected as a director and the other positions held by the person at Lakeland Financial and Lake City Bank. The nominees, if elected at the annual meeting, will serve as directors for a one-year term expiring in 2015.

At last year's annual meeting, our shareholders approved an amendment to our articles of incorporation which changed the voting standard for the election of our directors in uncontested elections from a plurality voting standard to a majority voting standard. Under plurality voting, only "for" votes are counted and votes "against" and abstentions are not, and in an uncontested election (i.e., an election where the only nominees are those proposed by the board) a director could be elected with only one "for" vote, despite an overwhelming number of votes "against." Under a majority voting standard in uncontested director elections, each vote is required to be counted "for" or "against" the director's election. Consequently, to be elected as a director, the votes cast "for" a nominee's election must exceed the number of votes cast "against" such nominee's election. Shareholders will also be entitled to abstain with respect to the election of a director although abstentions will have no effect in determining whether the required affirmative majority vote has been obtained. **We recommend that shareholders vote "FOR" each of the nominees for director**

NOMINEES

	Director Since	Positions with Lakeland Financial and Lake City Bank
Term Expires 2014		
Blake W. Augsburger (age 50)	2011	Director of Lakeland Financial and Lake City Bank
Robert E. Bartels, Jr. (age 49)	2002	Director of Lakeland Financial and Lake City Bank
Thomas A. Hiatt (age 66)	2007	Director of Lakeland Financial and Lake City Bank
Michael L. Kubacki (age 62)	1998	Chairman and Chief Executive Officer of Lakeland Financial and Lake City Bank
Charles E. Niemier (age 58)	1998	Director of Lakeland Financial and Lake City Bank
Steven D. Ross (age 59)	2000	Director of Lakeland Financial and Lake City Bank
Brian J. Smith (age 49)	2011	Director of Lakeland Financial and Lake City Bank
Bradley J. Toothaker (age 45)	2011	Director of Lakeland Financial and Lake City Bank
Ronald D. Truex (age 63)	2010	Director of Lakeland Financial and Lake City Bank
M. Scott Welch (age 53)	1998	Director of Lakeland Financial and Lake City Bank

CONTINUING DIRECTORS

Term Expires 2015

Daniel F. Evans, Jr. (age 64)	2010	Director of Lakeland Financial and Lake City Bank
David M. Findlay (age 52)	2010	President, Chief Financial Officer and Director of Lakeland Financial and Lake City Bank
Emily E. Pichon (age 50)	2002	Director of Lakeland Financial and Lake City Bank

All directors will hold office for the terms indicated, or until their earlier death, resignation, removal or disqualification, and until their respective successors are duly elected and qualified. There are no arrangements or understandings between any of the nominees, directors or executive officers and any other person pursuant to which any of our nominees, directors or executive officers have been selected for their respective positions. No nominee, member of the board of directors or executive officer is related to any other nominee, member of the board of directors or executive officer. No nominee or director has been a director of another "public corporation" (*i.e.* subject to the reporting requirements of the Securities Exchange Act of 1934) or of any investment company within the past five years.

The business experience of each of the nominees and continuing directors for the past five years, as well as their qualifications to serve on the board, is as follows:

Mr. Augsburger is Executive Vice President and serves as America's Country Manager of Harman International Industries, Incorporated, a Fortune 500 company that designs and manufactures audio and infotainment products and systems. He also serves as the President of the Harman Professional Division, which is based in Elkhart, Indiana. We consider Mr. Augsburger to be a qualified candidate for service on the board, as well as the Nominating and Corporate Governance Committee, due to his leadership skills and expertise as an executive of a large, complex public company.

Mr. Bartels, Jr. is President and Chief Executive Officer of Martin's Supermarkets, Inc., a regional supermarket chain headquartered in South Bend, Indiana. We consider Mr. Bartels to be a qualified candidate for service on the board, as well as the Audit Committee and the Nominating and Corporate Governance Committee, due to his skills and expertise acquired as the leader of a successful business that is prominent in many of our markets.

Mr. Evans, Jr. is the President and Chief Executive Officer of Indiana University Health, a large, statewide health care and hospital system headquartered in Indianapolis, Indiana. In addition, Mr. Evans is an attorney with private practice and governmental relations experience. Mr. Evans also has strong banking experience, having served as the Chairman of the Federal Home Loan Bank of Indianapolis from 1987-1990. Mr. Evans also served as the chairman of the Federal Housing Finance Board, the regulator of the Federal Home Loan Banks, from 1990-1993. We consider Mr. Evans to be qualified to serve on the board, as well as the Nominating and Corporate Governance Committee, due to his experience managing a large organization, his experience in the banking industry and his knowledge of the Indianapolis market as we look to expand our presence in Indianapolis.

Mr. Findlay presently serves as the President and Chief Financial Officer of Lakeland Financial and Lake City Bank. Prior to his arrival at Lakeland Financial in September of 2000, Mr. Findlay served as the Chief Financial Officer of Quality Dining, Inc., a publicly traded company with its headquarters in South Bend, Indiana. Prior to that, he served in various capacities with The Northern Trust Company in Chicago, Illinois. We consider Mr. Findlay to be qualified to serve on the board due to the familiarity with Lakeland Financial's operations he has acquired as its President and Chief Financial Officer, his experience in the financial services industry and his prior experience as the chief financial officer of a publicly traded company.

Mr. Hiatt is Managing Director and Founding Partner of Centerfield Capital Partners, a venture capital investment company headquartered in Indianapolis, Indiana. We consider Mr. Hiatt to be a qualified candidate for service on the board, as well as the Nominating and Corporate Governance Committee, due to his business and financial expertise acquired as the founding partner in his venture capital investment company, and his knowledge of, and prominence in, the Indianapolis market.

Mr. Kubacki presently serves as Chairman and Chief Executive Officer of Lakeland Financial and Lake City Bank. Mr. Kubacki also served as President of Lakeland Financial from 1998 to 2010. Prior to joining Lakeland Financial in 1998, Mr. Kubacki served as Executive Vice President of The Northern Trust Bank of California, N.A. We consider Mr. Kubacki to be a qualified candidate for service on the board due to the intimate familiarity with Lakeland Financial's operations he has acquired as its Chairman and Chief Executive Officer and his skills and experience in the financial services industry.

Mr. Niemier is the former Chief Operating Officer of International Operations for Biomet, Inc., which is a manufacturer of medical and orthopedic devices based in Warsaw, Indiana. He is also a former director of Biomet, which was a public company during the time he served as a director. Mr. Niemier also serves as a trustee of Valparaiso University. We consider Mr. Niemier to be a qualified candidate for service on the board, as well as the Audit Committee and the Compensation Committee, due to his experience as a Chief Financial Officer of Biomet, his financial accounting background and his general experience in business and our markets.

Ms. Pichon is the Chairman of ExTech Plastics, Inc., an extruder of plastic sheet, and an officer and director of the Olive B. Cole Foundation and the M E Raker Foundation, each a private charitable foundation focused on northeast Indiana education, economic development and conservation based in Fort Wayne, Indiana. We consider Ms. Pichon to be qualified to serve on the board, as well as the Audit Committee and the Compensation Committee, due to her experience with two prominent charitable foundations located in Fort Wayne and her education and training as an attorney.

Mr. Ross is the former President of Heartland Coffee Company, a regional coffee and beverage service and vending company, based in Warsaw, Indiana. Mr. Ross is also the former President of Bertsch Services, Inc., a regional food service and vending company, that was based in Warsaw, Indiana prior to its sale. We consider Mr. Ross to be a qualified candidate for service on the board, as well as the Nominating and Corporate Governance Committee, due to his skills and expertise acquired as president of a successful business in Kosciusko County and his knowledge of the business community in this region.

Mr. Smith is co-Chief Executive Officer of Heritage Financial Group, Inc., a real estate investment and management and consumer finance company based in Elkhart, Indiana. We consider Mr. Smith to be a qualified candidate for service on the board, due to his expertise in the manufactured housing and consumer finance industries, which is a significant industry in northern Indiana, and his knowledge of, and prominence in, the Elkhart market. Additionally, Mr. Smith has a strong financial background as a certified public accountant, which adds meaningful expertise to the Audit Committee.

Mr. Toothaker is the President and Chief Executive Officer of Bradley Company, the South Bend affiliate of CB Richard Ellis, a large full-service real estate company. We consider Mr. Toothaker to be a qualified candidate for service on the board due to his extensive knowledge of the real estate sector in our region and his knowledge of the South Bend market.

Mr. Truex is the President of Creighton Brothers, LLC, a diversified agribusiness company focused on egg and grain production and hog farming, headquartered in Warsaw, Indiana. We consider Mr. Truex to be a qualified candidate for service on the board due to his skills and expertise in the agricultural industry and his knowledge of the agricultural communities in many of our markets.

Mr. Welch is the Chief Executive Officer of Welch Packaging Group, Inc., which is primarily engaged in producing industrial and point of purchase packaging and is headquartered in Elkhart, Indiana. We consider Mr. Welch to be a qualified candidate for service on the board, as well as the Audit Committee and the Nominating and Corporate Governance Committee, due to his skills and expertise in the manufacturing industry and his past experience with growing organizations.

In addition, the following individuals serve as executive officers of Lakeland Financial and are named in the compensation tables included in this proxy statement:

Eric H. Ottinger, age 43, presently serves as an Executive Vice President of Lakeland Financial and as head of our Commercial Banking Department, a position which he has held since August 2011. He joined Lake City Bank in April 1999 as Vice President, Commercial Loan Officer. In April 2002 he was promoted to Commercial East Regional Manager. In April 2009, he was promoted to head of our Wealth Advisory Group. Prior to that time, Mr. Ottinger was a commercial lending officer at another bank since 1993.

Kevin L. Deardorff, age 52, presently serves as an Executive Vice President of Lakeland Financial and as head of Retail Banking, positions he has held since 2001. He has served as an officer of Lake City Bank since 1993.

Michael E. Gavin, age 58, presently serves as an Executive Vice President of Lakeland Financial and as head of Credit Administration, a position which he has held since January 21, 2002. He joined Lake City Bank on January 27, 1992 as Vice President, Commercial Loan Officer.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers, directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the SEC. They are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms, and, if appropriate, representations made to us by any reporting person concerning whether a Form 5 was required to be filed for 2013, we are not aware that any of our directors, executive officers or 10% shareholders failed to comply with the filing requirements of Section 16(a) during 2013.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

General

The board has adopted guidelines on significant corporate governance matters that, together with our Code of Conduct and other policies, create our corporate governance standards. You may view the Corporate Governance Guidelines and our committee charters and other policies in the Investor Relations section of our website at www.lakecitybank.com.

Generally, the board oversees our business and monitors the performance of our management. In accordance with our corporate governance procedures, the board does not involve itself in the day-to-day operations of Lakeland Financial, which is monitored by our executive officers and management. Our directors fulfill their duties and responsibilities by attending regular meetings of the board, which convene monthly, and through committee membership, which is discussed below. Our directors also discuss business and other matters with Mr. Kubacki, our Chief Executive Officer, Mr. Findlay, our President and Chief Financial Officer, other key executives and our principal external advisers (legal counsel, auditors and other consultants). All members of our board of directors also serve as members of Lake City Bank's board of directors.

With the exception of Mr. Kubacki and Mr. Findlay who are executive officers, all of our current directors are "independent," as defined by the NASDAQ Global Select Market, or Nasdaq, and we have determined that the independent directors do not have other relationships with us that prevent them from making objective, independent decisions. The board of directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, among other committees. In addition to our Corporate Governance Guidelines, the current charters of each of these committees are available on our website. Also posted on the website is a general description regarding our Company and links to our filings with the SEC.

Our board of directors held nine meetings during 2013. All of the directors attended at least 75% of the board meetings and meetings of committees of which they were members. While we do not have a specific policy regarding attendance at the annual shareholder meeting, all directors are encouraged and expected to attend the meeting. All of our directors attended last year's annual meeting.

Audit Committee

In 2013, the Audit Committee was comprised of Charles E. Niemier, Robert E. Bartels, Jr., Emily E. Pichon, Brian J. Smith, Ronald D. Truex and M. Scott Welch. Assuming that Mr. Niemier, Mr. Bartels, Mr. Truex, Mr. Welch and Mr. Smith are re-elected, each current member is expected to serve on the Audit Committee through 2014, along with Bradley J. Toothaker, who has been appointed to the Audit Committee for 2014. Each of the members is considered "independent" according to the Nasdaq listing requirements and the regulations of the SEC. The board of directors has determined that Mr. Niemier and Mr. Smith both qualify as "audit committee financial experts" under the regulations of the SEC. For Mr. Niemier, the board based its decision on Mr. Niemier's education, his professional experience at an audit firm and his experience as a former chief operating officer and board member of Biomet, Inc., a company whose common stock was quoted on the Nasdaq exchange until September 25, 2007, when the company was acquired by a private equity consortium and ceased trading as a public company. For Mr. Smith, the board based its decision on Mr. Smith's education, his certified public accounting certificate, his professional experience in public accounting at the firm of Ernst & Young from 1986-1990 and his strong financial background managing Heritage Financial Group.

The functions performed by the Audit Committee include, among other things, the following:

- overseeing our accounting and financial reporting;

- selecting, appointing and overseeing our independent registered public accounting firm;

- reviewing actions by management on recommendations of the independent registered public accounting firm and internal auditors;

- meeting with management, the internal auditors and the independent registered public accounting firm to review the effectiveness of our system of internal controls and internal audit procedures; and

- reviewing reports of bank regulatory agencies and monitoring management's compliance with recommendations contained in those reports.

To promote independence of the audit function, the committee consults separately and jointly with our independent registered public accounting firm, the internal auditors and management. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter is available on our website at www.lakecitybank.com. In 2013, the Audit Committee met four times.

Compensation Committee

During 2013, the Compensation Committee was comprised of Daniel F. Evans, Jr., Thomas A. Hiatt, Charles E. Niemier, Emily E. Pichon and M. Scott Welch. Assuming Mr. Niemier, Mr. Hiatt and Mr. Welch are re-elected, each current member is expected to serve on the committee through 2014. Each of the members is considered "independent" according to the Nasdaq listing requirements, an "outside" director pursuant to Section 162(m) of the Internal Revenue Code and a "non-employee" director under Section 16 of the Securities Exchange Act of 1934.

The functions performed by the Compensation Committee include, among other things, the following:

- review and approve the performance goals and objectives relevant to the compensation of our Chief Executive Officer, and the other executive officers;

- evaluate the performance of our Chief Executive Officer and the other executive officers and set the compensation level of our Chief Executive Officer and the other executive officers based upon such evaluation;

- review and approve all employment agreements, severance arrangements and change in control agreements or provisions, if any, for the executive officers;

- make recommendations to the full board of directors regarding annual compensation of the directors, including equity-based compensation;

- administer our equity incentive plans, our long term incentive plan and our executive incentive bonus plan;

- evaluate the risks associated with all employee compensation plans; and

- evaluate the independence of advisors to the Compensation Committee prior to their engagement.

We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter is available on our website at www.lakecitybank.com. In 2013, the Compensation Committee met four times.

Nominating and Corporate Governance Committee

We also have a Nominating and Corporate Governance Committee. In 2013, the members of the committee were Blake W. Augsburger, Robert E. Bartels, Jr., Daniel F. Evans, Jr., Thomas A. Hiatt, Steven D. Ross and M. Scott Welch. Each current member is expected to serve on the committee through 2014, assuming Mr. Augsburger, Mr. Bartels, Mr. Hiatt, Mr. Ross and Mr. Welch are re-elected. Each of these members is considered "independent" according to the Nasdaq listing requirements. The primary purposes of the committee are to identify and recommend individuals to be presented to our shareholders for election or re-election to the board of directors and to review and monitor our policies, procedures and structure as they relate to corporate governance. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter is available on our website at www.lakecitybank.com. The Nominating and Corporate Governance Committee met twice in 2013.

Director Nominations and Qualifications

For the 2014 annual meeting, the Nominating and Corporate Governance Committee nominated for re-election to the board the ten incumbent directors whose terms are set to expire in 2014. This nomination was further approved by the full board. We did not receive any shareholder nominations for director for the 2014 annual meeting.

The Nominating and Corporate Governance Committee evaluates all potential nominees for election, including incumbent directors, board nominees and shareholder nominees, in the same manner. As described in our Corporate Governance Guidelines, the committee believes that, at a minimum, directors should possess certain qualities, including the highest personal and professional ethics and integrity, a sufficient educational and professional background, demonstrated leadership skills, sound judgment, a strong sense of service to the communities which we serve and an ability to meet the standards and duties set forth in our code of conduct. Additionally, all nominees must be under the age of 70, which is the mandatory retirement age established by the board. While we do not have a separate diversity policy, the committee does consider the diversity of its directors and nominees in terms of knowledge, experience, skills, expertise, and other demographics which may contribute to the board. The committee also evaluates potential nominees to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are "independent" in accordance with Nasdaq requirements (to ensure that at least a majority of the directors will, at all times, be independent). The committee has not, in the past, retained any third party to assist it in identifying candidates.

The committee identifies nominees by first evaluating the current members of the board whose terms are set to expire at the upcoming annual shareholder meeting and who are willing to continue in service. Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the board does not wish to continue in service or if the committee or the board decides not to re-nominate a member for re-election, the committee would identify the desired skills and experience of a new nominee in light of the criteria above.

Shareholder Communication with the Board, Nomination and Proposal Procedures

General Communications with the Board. Shareholders may contact Lakeland Financial's board of directors by contacting Kristin L. Pruitt, Corporate Secretary, at Lakeland Financial Corporation, P.O. Box 1387, Warsaw, Indiana, 46581-1387 or (574) 267-6144. Ms. Pruitt will generally not forward communications that are primarily commercial in nature or related to an improper or irrelevant topic.

Nominations of Directors. In accordance with our bylaws, a shareholder may nominate a director for election to the board at an annual meeting of shareholders by delivering written notice of the nomination to the Company's chairman of the board not less than 150 days nor more than 180 days prior to the date of the annual meeting. The shareholder's notice of intention to nominate a director must include the name and address of the proposed nominee, the principal occupation of the proposed nominee, the name and address of the shareholder making the nomination and the number of shares of capital stock of Lakeland Financial owned by the notifying shareholder. We may request additional information after receiving the notification.

For a shareholder nominee to be considered by our board as a Company nominee and included in our proxy statement, the nominating shareholder must file a written notice of the proposed director nomination with our corporate secretary, at the above address, at least 120 days prior to the date the previous year's proxy statement was mailed to shareholders. Nominations must include the full name and address of the proposed nominee and a brief description of the proposed nominee's business experience for at least the previous five years. All submissions must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. The Nominating and Corporate Governance Committee may request additional information in order to make a determination as to whether to nominate the person for director.

Other Shareholder Proposals. For all other shareholder proposals to be considered for inclusion in our proxy statement and form of proxy relating to our annual meeting of shareholders to be held in 2015, shareholder proposals must be received by Kristin L. Pruitt, our Corporate Secretary, at the above address, no later than November 3, 2014, and must otherwise comply with the rules and regulations set forth by the SEC.

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer of Lakeland Financial have historically been combined, and Mr. Kubacki currently holds both positions. However, Mr. Kubacki has announced that he will step down as Chief Executive Officer at the annual meeting, and we expect that Mr. Findlay will be appointed Chief Executive Officer of Lakeland Financial following the annual meeting. We also expect that Mr. Kubacki will continue serving as Chairman of the Board. We have a strong governance structure in place, including a designated lead independent director, as discussed below, and believe that Mr. Kubacki's active role in helping Mr. Findlay transition into his duties as Chief Executive Officer while remaining as Chairman of the Board will only make our governance structure stronger. Furthermore, consistent with Nasdaq listing requirements, the independent directors regularly have the opportunity to meet without Mr. Kubacki in attendance and in 2013 there were four such sessions.

In 2003, the board of directors created the position of a lead independent director, and the Nominating and Corporate Governance Committee and in 2012 the board appointed M. Scott Welch as lead independent director and he continues to serve in that role. This appointment is reviewed annually by the Nominating and Corporate Governance Committee. The lead independent director assists the board in assuring effective corporate governance and serves as chairperson of the independent director sessions, and chairs board meetings during any meetings or portions of meetings if Mr. Kubacki is absent.

Code of Ethics

We have a code of conduct in place that applies to all of our directors and employees. The code sets forth the standard of ethics that we expect all of our directors and employees to follow, including our Chief Executive Officer, President and Chief Financial Officer. The code of conduct is posted on our website at www.lakecitybank.com. We intend to satisfy the disclosure requirements under Item 10 of Form 8-K regarding any amendment to or waiver of the code with respect to our Chief Executive Officer and President and Chief Financial Officer, and persons performing similar functions, by posting such information on our website.

Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including general economic risks, credit risks, regulatory risks, audit risks, reputational risks and others, such as risks related to the unintentional effects our compensation plan may have on employee decision-making or the impact of competition. Management is responsible for the day-to-day management of risks the Company faces, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

While the full board of directors is charged with ultimate oversight responsibility for risk management, various committees of the board and members of management also have responsibilities with respect to our risk oversight. In particular, the Audit Committee plays a large role in monitoring and assessing our financial, legal, and operational risks, and receives regular reports from the management team's senior risk officer regarding comprehensive organizational risk as well as particular areas of concern. The board's Compensation Committee monitors and assesses the various risks associated with compensation policies and oversees incentive plans to ensure a reasonable and manageable level of risk-taking consistent with our overall strategy. In 2013, the Company established a Corporate Risk Committee of the board to oversee the risk management practices of Lake City Bank, including management's ability to assess and manage the Company's credit, market, interest rate, liquidity, legal and compliance, reputational, technology and operational risks. In addition, the Corporate Risk Committee provides a forum for open and regular communication between senior management and the board in order to effectively manage risks. The Corporate Risk Committee replaces and succeeds the board's Credit and Investment Management Committee and the relevant functions of it will be assumed by the Corporate Risk Committee. The Corporate Risk Committee began meeting in January 2013.

In addition, the Company has designated Ms. Kristin L. Pruitt, Executive Vice President and General Counsel, as its senior risk officer. Ms. Pruitt generally oversees management's role in its risk management practices, and she is invited to and generally attends all board and committee meetings. Additionally, Michael E. Gavin, Executive Vice President and Chief Credit Officer, is directly responsible for overseeing our credit risk.

We believe that establishing the right "tone at the top" and providing for full and open communication between management and the board of directors is essential for effective risk management and oversight. Our executive management meets regularly with our other senior officers to discuss strategy and risks facing the Company. Senior officers attend many of the board meetings, or, if not in attendance, are available to address any questions or concerns raised by the board on risk management-related issues and any other matters. The board has an annual offsite meeting with senior management to discuss strategies, key challenges, and risks and opportunities for the Company. Additionally, each of our board-level committees provides regular reports to the full board and apprises the board of our comprehensive risk profile and any areas of concern.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes Lakeland Financial's compensation philosophy and policies for 2013 as applicable to the executive officers named in the Summary Compensation Table on page 29. This section explains the structure and rationale associated with each material element of the executives' compensation, and it provides important context for the more detailed disclosure tables and specific compensation amounts provided following the section.

The Compensation Committee has overall responsibility for evaluating the compensation plans, policies and programs relating to the executive officers of Lakeland Financial Corporation.

The Compensation Committee relies upon Mr. Kubacki's assessment of each executive officer's individual performance, which considers the executive's efforts in achieving his or her individual goals each year, managing and developing employees and the enhancement of long-term relationships with customers, if applicable to his or her position. Individual goals for executive officers are established by Mr. Kubacki in consultation with each executive officer.

The Compensation Committee's charter gives it the authority to hire outside consultants to further its objectives and responsibilities. In 2013, the committee retained Pearl Meyer & Partners, a compensation consulting firm, to assess the effectiveness of the Company's executive compensation programs. Pearl Meyer & Partners are independent, report directly to the committee chair, and perform no other work for the Company other than assisting the committee in review of the total compensation program, including gathering and analyzing market data for compensation paid for similar positions at companies with which we compete for executive talent and for director compensation. Pearl Meyer & Partners also provide input on marketplace trends and best practices relating to competitive pay levels, as well as developments in regulatory and technical matters. In addition, the committee reviewed compensation survey data from industry sources such as Crowe Horwath LLP, Towers Watson and the American Bankers Association. The committee also retained Frederic W. Cook & Co., Inc., a second compensation consulting firm, to assist with the development of the Chief Executive Officer transition plan, discussed below.

Regulatory Impact on Compensation

As a publicly-traded financial institution, we must contend with several often overlapping layers of regulations when considering and implementing compensation-related decisions. These regulations do not set specific parameters within which compensation decisions must be made, but do require Lakeland Financial and the Compensation Committee to be mindful of the risks that often go hand-in-hand with compensation programs designed to incentivize the achievement of better than average performance. While the regulatory focus on risk assessment has been heightened over the last several years, the incorporation of general concepts of risk assessment into compensation decisions is not a recent development.

Under its long-standing *Interagency Guidelines Establishing Standards for Safety and Soundness*, the Federal Deposit Insurance Corporation (the "FDIC") has long held that excessive compensation is prohibited as an unsafe and unsound practice. In describing a framework within which to make a determination as to whether compensation is considered excessive, the FDIC has indicated that financial institutions should consider whether aggregate cash amounts paid, or noncash benefits provided, to employees are unreasonable or disproportionate to the services performed by an employee. The FDIC encourages financial institutions to review an employee's compensation history and to consider internal pay equity, and, as appropriate, to consider benchmarking compensation to peer groups. Finally, the FDIC provides that such an assessment must be made in light of the institution's overall financial condition.

In the summer of 2010, the various financial institution regulatory agencies worked together to issue additional guidance, *Guidance on Sound Incentive Compensation Policies*, that was in many respects intended to serve as a compliment to the *Safety and Soundness* standards. As its title would imply, the joint agency guidance sets forth a framework for assessing the soundness of incentive compensation plans, programs and arrangements maintained by financial institutions. The joint agency guidance is narrower in scope than the *Safety and Soundness* standards because it applies only to senior executive officers and those other individuals who, either alone or as a group, could pose a material risk to the institution. With respect to those identified individuals, the joint agency guidance is intended to focus the institution's attention on balanced risk-taking incentives, compatibility with effective controls and risk management, with a focus on general principles of strong corporate governance.

Also, once further risk assessment guidelines and procedures, as required under the Dodd-Frank Wall Street Reform & Consumer Protection Act, are finalized by the financial institution regulatory agencies and the SEC, we expect that we will also be subject to those further guidelines and procedures. However, initial guidance respecting the Dodd-Frank Act risk assessment guidelines and procedures was issued during 2011 and, in large part, that guidance restates the frameworks set forth in the *Safety and Soundness* standards and joint agency guidance described above.

Finally, in addition to the foregoing, as a publicly-traded corporation, Lakeland Financial is also subject to the SEC's rules regarding risk assessment. Those rules require a publicly-traded company to determine whether any of its existing incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on the company. We do not believe that our incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on Lakeland Financial.

The Compensation Committee believes that a sensible approach to balancing risk-taking and rewarding reasonable, but not necessarily easily attainable, goals has always been a component of its overall assessment of the compensation plans, programs and arrangements it has established for Lakeland Financial's named executive officers. In this regard, the committee has regularly revisited the components of the frameworks set forth in the *Safety and Soundness* standards and the joint guidance as an effective tool for conducting its own assessment of the balance between risk and reward built into Lakeland Financial's compensation programs for named executive officers. In addition, the committee continues to anticipate final guidance under the Dodd-Frank Act and will be prepared to incorporate into its risk assessment procedures any new guidelines and procedures as may be necessary or appropriate.

Assessment of Compensation Risk

The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with management.

The Compensation Committee in 2013 completed its thorough annual review of all compensation programs offered at Lakeland Financial and Lake City Bank, including those described in this Compensation Discussion and Analysis, to determine whether any aspect of the plans or programs encourages excessive or unnecessary risk that would adversely affect the long-term value or performance of Lakeland Financial. Based on the risk assessment process, more fully described below, the committee concluded that the compensation plans and programs, considered individually and as a whole, do not encourage excessive risk taking.

The Compensation Committee compiled an inventory of the design features of all incentive compensation plans and programs for purposes of assessing the potential for encouraging excessive or unnecessary risk-taking that could threaten the value of the enterprise. The committee then considered how the structure of each plan or program impacted risk-taking of plan participants.

With respect to the LTI Plan as defined on page 26, the committee concluded that the plan was well designed to align the Company's strategic objectives with long-term value creation for the following reasons:

- Performance metrics factor in risk of capital and measures that take into consideration balance sheet, income statement and equity factors.

- Threshold goals are reasonably achievable with good performance and are sufficiently challenging but not overly difficult. The LTI Plan does not include steep cliffs for not achieving goals nor exponential upside for achieving them. Reasonable leverage exists above threshold goals to achieve maximum payouts.

- Incentives are capped at reasonable levels.

- Maximum awards are an appropriate portion of total pay.

- The three-year performance period discourages measures that do not benefit the Company over the long term.

- Denomination in Company stock gives incentive to focus on sustained value creation, and further alignment with shareholder interests.

In analyzing the risks inherent in the Company's annual bonus plan, the Compensation Committee determined as follows:

- Bonus amounts are tied to financial performance and personal performance against individualized goals, including non-financial goals.

- Threshold goals are reasonably achievable with good performance and are sufficiently challenging but not overly difficult.
- Payouts are interpolated based on percentage of net income achieved.

- Reasonable bonus maximums exist as part of an overall balanced pay mix.

The Compensation Committee did a similar analysis for the other compensation programs available to employees, and concluded that the amounts provided under such programs are reasonable as part of a balanced pay mix and appropriately incentivize performance without encouraging the manipulation of earnings in order to enhance the benefits payable under such programs.

The Compensation Committee then reviewed the executive compensation structure overall and reached the following conclusions, based on key risk categories:

- *Strategic Risk*: The Compensation Committee determined that overall, the performance metrics used are aligned with the Company's strategy and objectives for long-term value creation for our shareholders, properly reward various performance outcomes, and account for risk over a longer-term time horizon.

- *Cultural Risk*: Lakeland Financial has a strong set of corporate values that emphasize ethical behavior, actions that contribute to building long-term value, rather than short-term performance, teamwork and investment in people and infrastructure. Our senior executives have little incentive to be overly focused on short-term stock price performance.

- *Governance Risk*: The Compensation Committee is independent, has access to consultants and other advisers independent of management, has an appropriate level of expertise and is fully educated on all significant incentive plans and programs.

- *Pay-Mix Risk*: Lakeland Financial has market-competitive salaries to reduce pressure on short-term performance to earn reasonable annual compensation. The Compensation Committee believes the mix between longer-term incentives is appropriately balanced with motivation for short-term performance.

- *Performance Measurement Risk:* The Compensation Committee has a disciplined process of establishing goals for and evaluating the performance of Mr. Kubacki in executive sessions. Financial performance measures consider the income statement, balance sheet and statement of cash flows so that management is accountable for all aspects of Lakeland Financial's financial health. The Company considers both financial and non-financial performance outcomes in assessing executives' performance and compensation.

- *Annual Incentive Risk*: Executives' annual bonuses are earned based on both financial performance and non-financial performance. Goals for achieving target bonuses are reasonably achievable with good performance. The Compensation Committee believes the goals are challenging, but not overly difficult. The bonus payout curves do not use steep cliffs for target bonus or exponential payouts for maximum payouts.

- *Long-Term Incentive Risk*: The LTI Plan uses different performance metrics and measurement periods than annual incentives so that short-term performance is not overemphasized. Restricted stock units under the LTI Plan do not use overly stretched goals or accelerated payout curves. The target and maximum payouts under the LTI Plan are reasonable in light of our overall pay mix. Long-term incentives focus on measures of sustainable value creation for long-term investors.

Conclusion

After considering all components of the compensation paid to the named executive officers, the Compensation Committee has determined that the compensation is reasonable and not excessive, and does not encourage imprudent risk-taking.

In making this determination, the Compensation Committee considered many factors, including the following:

- Management has positioned Lakeland Financial for future success through the planning and execution of Lakeland Financial's strategic plan.

- Management has consistently led Lakeland Financial to strong levels of performance in recent years.

- The shareholder return performance of Lakeland Financial over the past five years has outpaced the performance of companies in Lakeland Financial's peer group.

- Lakeland Financial is well positioned in the communities it serves as a result of the direction that this management team has taken the Company.

Compensation Philosophy and Objectives

The overall objectives of Lakeland Financial's compensation programs are to align executive officer compensation with the success of meeting long-term strategic operating and financial goals. The programs are designed to create meaningful incentives to manage the business successfully with a constant focus on short-term and long-term performance versus the strategic plan and the key operating and financial objectives. Our philosophy is intended to align the interests of executive officers with the long-term interests of our shareholders. The executive compensation program is structured to accomplish the following objectives:

- encourage a consistent and competitive return to shareholders over the long-term;

- maintain a corporate environment which encourages stability and a long-term focus for the primary constituencies of Lakeland Financial, including shareholders, clients, employees, communities and government regulatory agencies;

- maintain a program which:

  - clearly motivates personnel to perform and succeed according to our current goals;

  - provides management with the appropriate empowerment to make decisions that benefit the primary constituents;

  - retains key personnel critical to our long-term success;

  - provides for management succession planning and related considerations;

  - emphasizes formula-based components, such as performance-based bonus plans and long-term incentive plans, in order to better focus management efforts in its execution of corporate goals;

  - encourages increased productivity; and

- responsibly manages risks related to compensation programs;

- provide for subjective consideration in determining incentive and compensation components; and

- ensure that management:

  - fulfills its oversight responsibility to its primary constituents;

  - conforms its business conduct to the highest ethical standards;

  - remains free from any influences that could impair or appear to impair the objectivity and impartiality of its judgments or treatment of our constituents; and

  - continues to avoid any conflict between its responsibilities to Lakeland Financial and each executive officer's personal interests.

Consideration of 2013 Say on Pay

At the Company's 2013 annual meeting of shareholders, approximately 96% of voting shareholders approved the non-binding advisory proposal on the compensation of certain executive officers. The Company, the board of directors and the Compensation Committee pay careful attention to communications received from shareholders regarding executive compensation, including the non-binding advisory vote. The Company carefully considered the result of the 2013 advisory vote on executive compensation but not for specific 2013 compensation decisions. Based on this consideration and the other factors described in this Compensation Discussion and Analysis, the committee did not materially alter the policies or structure for the named executive officers' compensation for 2013 or 2014. After consideration of several factors, however, the committee did determine that a minimum performance threshold of 70% achievement of targeted performance goals should be required for payouts under the annual bonus program, and implemented such threshold with respect to the 2014 annual bonus program.

Compensation Factors

General. The Compensation Committee's decisions regarding each named executive officer are based, in part, on the committee's subjective judgment, and also take into account qualitative and quantitative factors, as will be set forth in the discussion below. In reviewing an executive officer's compensation, the committee considers and evaluates all components of the officer's total compensation package.

Corporate Performance. In establishing executive compensation, the Compensation Committee measures Lakeland Financial's performance compared to management's and the board's goals and objectives, and also compares our performance to that of our peer group of financial institutions. The committee believes that using Lakeland Financial's performance as a factor in determining an executive officer's compensation is effective in helping to align the executive's interests with those of our shareholders. With that in mind, the committee focuses on performance versus key financial performance criteria, such as return on beginning equity, return on average assets, revenue growth, diluted earnings per share growth, capital adequacy, the efficiency ratio and asset quality. As part of the evaluation and review of these criteria, the committee will also take into account various subjective issues, such as general economic conditions, including the interest rate environment and its impact on performance, and how they may affect Lakeland Financial's performance.

For purposes of peer analysis in assessing performance, Lakeland Financial generally considers peer groups that include commercial banks of similar asset size. Given the ever-changing landscape within the banking industry, there is no specifically defined group of banks that are utilized for this analysis. In connection with its 2013 analysis of the Company's executive compensation programs, Pearl Meyer & Partners compiled a market reference group of 19 other publicly-traded bank holding companies headquartered in the central United States, with median assets of $3.3 billion, market capitalization of not less than $177 million and stable, if not strong, performance history. The peer group is largely unchanged from the peer group used in prior years. The companies included in this peer group are as follows:

Chemical Financial – Midland, Michigan	Pinnacle Financial Partners – Nashville, Tennessee
Taylor Capital Group – Rosemont, Illinois	Bank of the Ozarks – Little Rock, Arkansas
Heartland Financial – Dubuque, Iowa	Home BancShares – Conway, Arkansas
Community Trust Bancorp – Pikeville, Kentucky	First Busey – Champaign, Illinois
Simmons First National – Pine Bluff, Arkansas	Republic Bancorp – Louisville, Kentucky
Enterprise Financial Services – St. Louis, Missouri	MainSource Financial – Greensburg, Indiana
First Financial – Terre Haute, Indiana	S.Y. Bancorp – Louisville, Kentucky
Hills Bancorporation – Hills, Iowa	German American – Jasper, Indiana
BankFinancial – Burr Ridge, Illinois	MidWestOne Financial – Iowa City, Iowa
Bank of Kentucky – Crestview Hills, Kentucky	

In addition, the Compensation Committee reviewed compensation survey data that is readily available to Lakeland Financial from industry sources such as Crowe Horwath LLP, Towers Watson and the American Bankers Association.

Other factors of corporate performance that may affect an executive's compensation include succession planning consideration, realization of economies of scale through cost-saving measures, Lakeland Financial's market share reputation in the communities which it serves and turnover level of employees, as well as other less subjective performance considerations. In addition, because the Compensation Committee believes strongly that our executives should be involved in the communities that we serve, the committee takes into consideration indirect and intangible business factors such as community involvement and leadership when reviewing executive compensation.

Comparison to Peer Group. In establishing the compensation of the named executive officers, the Compensation Committee utilizes market data regarding the compensation practices of other financial institutions of a similar asset size and complexity. The peer group used in 2013 generally included financial institutions with total assets of $1.5 billion to $5 billion, with a focus on institutions located in the central region of the United States. In some cases, however, the committee will consider data from outside the peer comparison when reviewing compensation practices if that comparison identifies similarities, such as business-line focus and long-term operating and financial stability, which should be considered. For example, institutions with a similar focus on complex commercial lending may be considered by the committee even if they fall outside of the general asset size in which our other peers are included. The committee believes that such comparison is useful in creating an overall compensation program to stay competitive in the marketplace and for attracting and retaining qualified executives. While the committee believes that it is prudent to consider such comparative information in determining compensation practices, it does not set strict parameters using this data. Rather, the committee uses comparative data to ensure that executive compensation is not inconsistent with appropriately defined peer organizations. Generally, the committee believes that the current executive officers of the Company have established a sound track record of long-term performance that warrants compensation at or around the median level of compensation among similarly situated financial institutions.

Individual Performance. When evaluating an executive officer's individual performance, the Compensation Committee takes into account Mr. Kubacki's assessment of individual performance, which considers the executive's efforts in achieving his or her individual goals each year, managing and developing employees and the enhancement of long-term relationships with customers, if applicable to the officer's position. The measure of an executive officer's individual performance and individual contribution to the overall Company performance depends, to a degree, on what steps are taken to increase revenues and implement cost-saving strategies and the outcome of such strategies. Each executive officer has different goals established that are intended to focus that executive's contributions to the strategic goals of the Company. Individual goals for executive officers are developed by Mr. Kubacki in consultation with each executive officer and recommended to the committee by Mr. Kubacki for approval. The committee establishes Mr. Kubacki's goals after reviewing the Company's annual strategic plan, annual budget plan and the goals of the other executive officers.

Chief Executive Officer Transition

Lakeland Financial entered into a Transitional Employment Agreement with Mr. Kubacki in September 2013 (the "Transition Agreement"). Prior to entering into the Transition Agreement, the Compensation Committee engaged an independent compensation consultant, Fredrick W. Cook & Co., Inc., and worked with its existing legal advisor, Barack Ferrazzano Kirschbaum & Nagelberg LLP, to assist in the design and implementation of a structured transition process that would facilitate a seamless transition for Lakeland Financial's shareholders and customers in connection with Mr. Kubacki's retirement. The Transition Agreement is intended to effect an orderly transition from Mr. Kubacki to his successor as Chief Executive Officer, Mr. Findlay, at the 2014 annual meeting and to secure Mr. Kubacki's assistance with the transition and his continued assistance through his retirement. Pursuant to the Transition Agreement, Mr. Kubacki will retire from employment with Lakeland Financial effective as of the 2016 annual meeting, though Mr. Kubacki and the Company currently intend for him to remain as Chairman of the Board beyond that time. The Transition Agreement covers the commitments Mr. Kubacki and Lakeland Financial have made to each other on a variety of important issues concerning Mr. Kubacki's employment through his retirement date, including his duties as Executive Chairman of Lakeland Financial, the compensation he will be paid, how long and under what circumstances he will remain employed, and the financial details relating to any decision that either the Company or Mr. Kubacki may make to terminate his employment. The financial terms of the Transition Agreement were reviewed and considered market reasonable by Fredrick W. Cook & Co., Inc. before the committee approved entering into the agreement.

Under the Transition Agreement, Mr. Kubacki will continue to serve as the Chief Executive Officer of Lakeland Financial through the 2014 annual meeting, at which time he will resign from that position and serve in the role of Executive Chairman of Lakeland Financial, which will be a full-time executive position, subject to the direction of the Board. Mr. Kubacki will remain employed as the Executive Chairman (in addition to his position of Chairman of the Board) through the 2016 annual meeting, at which time he will retire from employment with Lakeland Financial. As noted above, Mr. Kubacki and Lakeland Financial currently intend for Mr. Kubacki to remain as Chairman of the Board beyond the 2016 annual meeting.

Mr. Kubacki's annual base salary rates and target levels of annual bonus under the Transition Agreement will be as follows:

Time Period	Annual Base Salary	Target Annual Bonus
Through 2014 Annual Meeting	$497,000	50% of Annual Base Salary
2014 Annual Meeting - 2015 Annual Meeting	$500,000	40% of Annual Base Salary
2015 Annual Meeting - 2016 Annual Meeting	$250,000	40% of Annual Base Salary

Mr. Kubacki will also be entitled to target awards of 12,000 performance-based restricted stock units under, and subject to the terms and conditions of, the LTI Plan, for each of the 2014-2016 and 2015-2017 performance periods. These awards will continue to vest and become payable as long as Mr. Kubacki remains an employee or director of Lakeland Financial.

Mr. Kubacki is entitled to severance benefits under the Transition Agreement in the event his employment is terminated by Lakeland Financial without cause or due to his disability, or if he terminates his employment for good reason, prior to the 2016 annual meeting. These severance benefits generally consist of continued payment of base salary, continued annual bonus payments at target levels, continued vesting of LTI Plan awards in accordance with their terms and continued medical benefits through the 2016 annual meeting. Thus, the severance benefits are structured such that they will become less valuable to Mr. Kubacki as he gets closer to his expected retirement date.

All severance benefits under the Transition Agreement are subject to Mr. Kubacki's execution of a general waiver and release of claims against Lakeland Financial. Further, all severance benefits are subject to potential downward adjustment in the event those payments would not be deductible to Lakeland Financial under the "golden parachute" rules of Internal Revenue Code Section 280G. Further, all severance benefits are subject to clawback if required pursuant to any applicable law. Finally, any severance benefits that Mr. Kubacki may receive under the Transition Agreement would reduce, on a dollar-for-dollar basis, any benefits Mr. Kubacki may become entitled to under his existing change in control agreement.

The Transition Agreement also contains significant protections for Lakeland Financial following Mr. Kubacki's retirement or earlier termination. Mr. Kubacki is subject to various restrictive covenants under the Transition Agreement, including a confidentiality provision, a non-competition provision for 12 months following termination of employment and a non-solicitation of employees and customers provision for 12 months following termination of employment.

Compensation Decisions

This section describes the decisions made by the Compensation Committee with respect to the compensation for the named executive officers for 2013 and, other than for Mr. Kubacki (whose 2014 compensation is discussed above) for 2014.

Executive Summary. The major components of executive officer compensation are base salary, annual bonus, equity awards, long-term incentive awards and additional benefit plans. In reviewing an executive officer's compensation, the Compensation Committee considers and evaluates all components of the officer's total compensation package through the use of tally sheets. The use of tally sheets allows the committee to assess the executive's aggregate compensation, including cash payments and non-cash incentives and benefits, in one concise document. Our compensation decisions for 2013 and for 2014 factored in Lakeland Financial's performance versus key financial criteria, including return on beginning equity, return on average assets, revenue growth, diluted earnings per share growth, capital adequacy, efficiency ratio and asset quality. Lakeland Financial achieved 103% of its targeted goals in net income and other key measures of financial performance in 2013. The committee believes that Lakeland Financial's financial performance in 2013 was very strong. When compared to its peer group, the committee believes Lakeland Financial's performance was good and, therefore, the committee weighed heavily Lakeland Financial's relative performance when compared to its peers. Additionally, the committee determined that the named executive officers performed well versus their individual goals for 2013.

The following is a brief summary of the compensation decisions of the Compensation Committee for 2013 and 2014:

- base salaries for the named executive officers other than Mr. Findlay increased, on average, 3% for 2013 and 3.6% for 2014, with the base salary for Mr. Findlay increasing approximately 20% because he will be assuming the Chief Executive Officer responsibilities beginning in April 2014;

- bonus payments to named executive officers for 2013 were slightly less than bonuses for 2012, due to slightly stronger performance of Lakeland Financial in 2012;

- the long-term incentive plan was continued in 2013 to strengthen our retention tools for key senior and executive management;

- the amount of total compensation paid to Mr. Kubacki was greater in 2013 than 2012 because of an increase in base salary in February 2013;

- benefits and perquisites remained substantially similar between 2013 and 2012 and we expect that will continue through 2014.

Base Salary. We annually review the base salaries of the named executive officers to determine whether or not they will be adjusted. The salaries for 2013, determined by the Compensation Committee at the end of 2012, are set forth in the Summary Compensation Table on page 29. In determining these salary levels, we considered the following factors, with no specific weighting applied to any single factor:

- the compensation philosophy and guiding principles described above;

- the performance of Lakeland Financial versus key financial objectives;

- the base salary paid to the officers in comparable positions at companies in the peer groups, generally using the median of total compensation as our point of reference if the officer's overall performance and experience warrants such consideration;

- the overall professional experience and background and the industry knowledge of the named executive officers and the quality and effectiveness of their leadership at Lakeland Financial;

- all of the other components of executive compensation, including bonus, stock options, retirement and death benefits, as well as other benefits and perquisites;

- the performance of Lakeland Financial's stock price, although it is not a key factor in considering compensation as the committee believes that the performance of the stock price is subject to factors outside the control of executive management;

- the increase in responsibilities for certain of the executives as Mr. Kubacki resigns as Chief Executive Officer and Mr. Findlay assumes the Chief Executive Officer duties in April 2014; and

- internal pay equity among Lakeland Financial executives.

At the end of 2013, the Compensation Committee determined the base salaries of the named executive officers for 2014. The committee approved raises for all of the named executive officers for 2014 based on the factors described above. The base salaries for 2013 and 2014 are as follows:

Name	Position	2013 Base Salary	2014 Base Salary
Michael L. Kubacki	Chairman and Chief Executive Officer	$497,000	$500,000
David M. Findlay	President and Chief Financial Officer	$361,000	$430,000
Eric H. Ottinger	Executive Vice President	$201,000	$212,000
Kevin L. Deardorff	Executive Vice President	$205,000	$212,000
Michael E. Gavin	Executive Vice President	$181,000	$190,000

Annual Bonus. The Compensation Committee typically determines eligibility for annual bonus payments using the parameters defined in the Company's Executive Incentive Bonus Plan, which is a performance-based bonus plan for selected Lake City Bank corporate officers, including the named executive officers. As established, the committee retains the right to modify the program or withhold payment at any time. Since the plan's inception in 2002, Lakeland Financial's performance has warranted annual payments under the plan.

Eligible participants in the plan may earn an annual performance-based bonus based on Lakeland Financial's overall performance as well as the individual participant's performance. The measure of our performance is based on our actual net income for that year compared to the budgeted net income. We calculate this by using our net income after the 401(k) match and incentive compensation costs and excluding non-recurring gain/loss on sale of fixed assets, investments, business assets and extinguishment of debt. The Compensation Committee approves a budgeted net income amount after reviewing the previous year's actual net income in conjunction with the board's and management's expectations for that particular year. The amount is generally increased each year in order to provide a proper level of incentive to the officers and, in the committee's view, is not at a level that makes it substantially certain that the target threshold will be obtained. The budgeted net income used for 2013 was $37,509,000, and the actual net income was $38,839,000 (which was approximately 103% of the budgeted amount).

Bonus payments under this plan are determined by the formulas described below, although the Compensation Committee reserves the right to modify the payouts in its sole discretion. The plan pays a percentage of the bonus amount equal to the percentage amount of actual net income achieved against the budgeted net income. For example, if actual net income equals 95% of the budgeted net income amount, the bonus payout would be at the 95% level. For 2014, the committee determined that a minimum performance threshold of 70% should be implemented so that bonuses would only be paid if actual net income is at least 70% of the budgeted net income amount.

With respect to the net income component of the bonus formula, bonuses under the program provide for bonus payments of 3% to 50% of eligible salary. In 2013, the bonus program provided that our Chief Executive Officer would receive up to 50% of his salary, the President would receive up to 45% of his salary, certain Executive Vice Presidents would receive up to 40% of their salaries and other Executive Vice Presidents and certain Senior Vice Presidents would receive up to 30% of their salaries. Bonuses for officers receiving promotions during the year were prorated. For 2013, our actual net income, calculated as described above, equaled 103% of the budgeted net income threshold, and bonuses with respect to the net income component were, therefore, paid out at that same level.

The amount of the bonus is also determined, in part, on the individual's overall performance compared to the individual's performance goals that are discussed in the beginning of the year by the individual and the other executives. The Compensation Committee also has the discretion to reward achievements that are not the subject of any pre-established goals. The committee determined that the named executive officers performed well against their respective individual performance goals in 2013. The 2013 individual goals are set forth below:

Michael L. Kubacki
- Meet or exceed the financial parameters contained in the Company's 2013 Profit Plan.
- Achieve the business objectives set out in the Company's 2013 Strategic Plan.
- Maintain an effective board governance process.
- Lead Lake City Banks's management team.
- Maintain Lake City Bank's leadership position in our local and regional markets.

David M. Findlay
- Contribute to the attainment of all key financial targets contained in the 2013 budget.
- Contribute to the implementation of the initiatives contained in the Company's 2013 Strategic Plan, with particular emphasis on the long-term planning and administrative/operational initiatives.

Eric H. Ottinger
- Achieve budgeted totals for commercial loans, deposits and fees.
- Achieve an improved level of loan quality, as demonstrated by nonperforming assets and commercial charge-offs.

- Manage expenses within budgeted levels.
- Implement the commercial banking and revenue growth initiatives contained in the Company's 2013 Strategic Plan.
- Contribute to the achievement of all of the initiatives contained in the Company's 2013 Strategic Plan.

Kevin L. Deardorff
- Achieve budgeted totals for retail loans, deposits and fees.
- Continue the establishment of Lake City Bank's retail banking as an innovative leader in personal banking services, while also serving as a funding source for the commercial loans.
- Continue to adapt Lake City Bank's retail product offerings to comply with regulatory changes as they emerge.
- Assume control of key internal leadership efforts.
- Maintain retail expenses within budget.

Michael E. Gavin
- Implement the credit administration and loan review initiatives contained in the Company's 2013 Strategic Plan.
- Contribute to the achievement of the commercial banking and revenue growth initiatives contained in the Company's 2013 Strategic Plan.

For 2013, our overall performance and achievement of individual goals resulted in aggregate bonus payments of approximately $2.1 million paid to 195 employees. The bonuses paid to Mr. Kubacki and the other named executive officers are set forth in the Summary Compensation Table on page 29 of this Proxy Statement.

Long-Term Incentive Plan. The Company maintains an Amended and Restated Long-Term Incentive Plan. The plan is designed to provide for performance-based payouts based upon three key financial criteria, including average revenue growth rate, average diluted earnings per share growth rate and average return on beginning equity over rolling three-year periods. The Compensation Committee has made grants under the LTI Plan each year since the plan was implemented in 2006. Beginning with the plan grants made in 2009, awards are denominated in Company shares rather than cash to provide for additional alignment with shareholders and stock price performance over the performance period. Grants made prior to 2009 were denominated in cash, but were payable in cash or stock.

The purpose of the LTI Plan is to motivate select officers to collectively produce outstanding results, encourage superior performance, increase productivity and aid in attracting and retaining key employees. Mr. Kubacki recommends, subject to the Compensation Committee's approval, the performance measures and performance targets to be used for each performance period and the LTI bonus to be paid if certain required conditions are met. Performance targets are based on a combination of Lakeland Financial's goals, business unit and/or individual goals or on such other factors that the committee may determine and approve. Different performance targets may be established for different participants for any performance period, although currently all executives have the same performance targets.

Unless the Compensation Committee determines otherwise, a new three-year performance period will begin each year under the LTI Plan. Thus, the maximum number of performance periods open to measurement at any time is three. Going forward, executive officers will have the ability to receive LTI Plan bonus payouts on a yearly basis at the conclusion of each successive three-year performance period. The committee believes that, by making annual awards that consider Company performance over rolling three-year periods, the committee is incentivizing our named executive officers to focus on consistent and sustainable performance rather than taking outsized risk in any one particular year.

The amount of the LTI bonus awarded for each performance period is based upon achieving certain performance thresholds for each of the three measurement criteria. Under the plan, performance on each of the three measurement criteria is computed for the three-year period from the start date and constitutes 33.33% of the overall vesting calculation. For the 2012-2014 and 2013-2015 performance periods, the target performance levels are 6.00% revenue growth, 8.00% diluted earnings per share growth and 12.00% average return on equity growth. The Compensation Committee directed management to accrue for the open periods at an amount equal to the sum of the percentages of the actual financial performance against the targeted thresholds, with each of the three criteria valued at 33.33% of the total accrual. The committee determined that those target performance levels should continue for the performance period 2014-2016.

The LTI Plan allows the Compensation Committee, at its discretion, to adjust performance goals and performance measure results for extraordinary events or accounting adjustments resulting from significant asset purchases or dispositions or other events not contemplated or otherwise considered by the committee when the performance measures and targets were set.

For the three-year performance period ending December 31, 2013, awards were paid at 117% of target, for a total of 55,534 shares paid to 19 individuals in accordance with the terms of the LTI Plan. The payouts to the named executive officers for the 2010-2012 and the 2011-2013 performance periods were as follows:

Name	Performance Period 2010-2012 Payout Shares	Performance Period 2011-2013 Payout Shares
Michael L. Kubacki	12,200	14,040
David M. Findlay	7,320	9,360
Eric H. Ottinger	3,660	4,680
Kevin L. Deardorff	3,660	4,680
Michael E. Gavin	1,220	1,170

The target award that each named executive officer may earn under the 2012-2014, 2013-2015 and 2014-2016 performance periods is as follows:

Name	Performance Period 2012-2014 Target Share Award Payable in 2015	Performance Period 2013-2015 Target Share Award Payable in 2016	Performance Period 2014-2016 Target Share Award Payable in 2017
Michael L. Kubacki	12,000	12,000	12,000
David M. Findlay	8,000	10,000	12,000
Eric H. Ottinger	4,000	4,000	4,000
Kevin L. Deardorff	4,000	4,000	4,000
Michael E. Gavin	4,000	4,000	4,000

Equity Awards. No stock options were issued in 2013 to the named executive officers under our 2013 Equity Incentive Plan, as set forth on the Outstanding Equity Awards at Fiscal Year End table on page 32.

All Other Compensation and Perquisites. While the Compensation Committee reviews and monitors the level of other compensation offered to the named executive officers, the committee typically does not adjust the level of benefits offered on an annual basis. The committee does consider the benefits and perquisites offered to the named executive officers in its evaluation of the total compensation received by each. It is our belief that perquisites for executive officers should be very limited in scope and value and reflective of similar perquisites from competitive employers both in the industry and the region. Due to this philosophy, Lakeland Financial has generally provided nominal benefits to executives that are not available to all full time employees and we plan to continue this approach in the future. The benefits offered in 2013 to the named executive officers will continue for 2014. The perquisites received by the named executive officers in 2013 are reported in the Summary Compensation Table on page 29.

COMPENSATION COMMITTEE REPORT

Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in Lakeland Financial's Annual Report on Form 10-K for the year ended December 31, 2013.

Submitted by:

Daniel F. Evans, Jr.
Thomas A. Hiatt
Charles E. Niemier
Emily E. Pichon
M. Scott Welch

Members of the Compensation Committee

Compensation Committee Interlocks and Insider Participation

The persons named above were the only persons who served on the Compensation Committee of the Board of Directors during the last fiscal year.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation of our Chief Executive Officer, Chief Financial Officer and our other three most highly compensated executive officers in 2013, 2012 and 2011 compensation is presented for officers who were also named executive officers in those years.

Name and principal position (a)	Year (b)	Salary[1] (c)	Stock awards [2][3] (d)	Option awards (e)	Non-equity incentive plan compensation (f)	Change in pension value and nonqualified deferred compensation earnings[4] (g)	All other compensation [5] (h)	Total (i)
Michael L. Kubacki Chief Executive Officer	2013 2012 2011	$495,846 477,393 450,023	$325,167 256,541 237,361	--- --- ---	$255,955 251,423 244,620	$--- 4,894 7,140	$25,118 31,923 27,919	$1,102,086 1,022,174 967,063
David M. Findlay President and Chief Financial Officer	2013 2012 2011	360,154 348,144 333,617	270,972 171,027 158,240	--- --- ---	167,324 164,312 162,810	--- --- ---	36,071 18,561 21,406	834,521 702,044 676,073
Eric H. Ottinger Executive Vice President - Commercial Banking	2013 2012 2011	200,538 194,020 180,658	108,389 85,514 79,120	--- --- ---	82,812 79,287 78,408	--- --- ---	27,893 28,175 27,924	419,632 386,996 366,110
Kevin L. Deardorff Executive Vice President – Retail Banking	2013 2012 2011	201,058 203,381 188,214	108,389 85,514 79,120	--- --- ---	84,460 --- 81,648	--- 6,009 8,760	14,346 18,248 18,010	408,253 313,152 375,752
Michael E. Gavin Executive Vice President – Credit Administration	2013 2012	180,538 173,730	108,389 85,514	--- ---	84,572 75,600	--- 4,617	25,548 22,067	399,047 361,528

(1)   Salary reported includes amounts deferred at the officer's election pursuant to the Company's deferred compensation plans.

(2)   For 2013, represents the grant date fair value calculated in accordance with FASB ASC Topic 718 for performance-based restricted stock unit awards granted under our LTI Plan for the 2013-2015 performance period. For 2012, represents such grant date fair value for performance-based restricted stock unit awards granted under our LTI Plan for the 2012-2014 performance period. For 2011, represents such grant date fair value for performance-based restricted stock unit awards granted under our LTI Plan for the 2011-2013 performance period. See the discussion of equity awards in Note 15 of the Notes to Consolidated Financial Statements for Lakeland Financial's financial statements for the year ended December 31, 2013 for further information regarding these awards.

(3)   The maximum value that could be paid out due to performance for each individual under the respective performance-based restricted stock unit award is as follows: Mr. Kubacki 2013 – $431,638, 2012 – $432,360 and 2011 – $356,040; Mr. Findlay 2013 – $359,698, 2012 – $288,240 and 2011 – $237,360; Mr. Ottinger 2013 – $143,879, 2012 – $144,120 and 2011 – $118,680; Mr. Deardorff 2013 – $143,879, 2012 – $144,120 and 2011 – $118,680; Mr. Gavin 2013 – $143,879, 2012 - $144,120.

(4)   The amounts in this column are the change in pension value and earnings on nonqualified deferred compensation for each individual. No named executive officer received preferential or above-market earnings on deferred compensation.

(5)   The amounts for 2013 set forth in column (h) include 401(k) plan matching contributions, country club memberships and cell phone stipends paid by us as follows:

	Mr. Kubacki	Mr. Findlay	Mr. Ottinger	Mr. Deardorff	Mr. Gavin
401(k) match	$15,759	$15,759	$15,759	$12,537	$15,759
Cell phone stipend	1,809	1,809	1,809	1,809	1,809
Country club membership	7,550	18,503	10,325	---	7,980
Total	$25,118	$36,071	$27,893	$14,346	$25,548

Grants of Plan-Based Awards

The following table provides information on annual cash bonuses under our Executive Incentive Bonus Plan and on long-term equity performance awards under our Amended and Restated Long-Term Incentive Plan. These plans are described in more detail in the Compensation Discussion and Analysis section. The estimated amounts set forth in the table are subject to the terms of the respective plan and Company and individual performance, as described in the Compensation Discussion and Analysis section.

Name (a)	Grant date (b)	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards [3]			Grant date fair value of stock and option awards (i)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (shares) (f)	Target (shares) (g)	Maximum (shares) (h)	
Michael L. Kubacki LTI Plan Executive Incentive Bonus Plan	1/1/2013[1] ---[2]	$124,250	$248,500	$372,750	6,000	12,000	18,000	$325,167
David M. Findlay LTI Plan Executive Incentive Bonus Plan	1/1/2013[1] ---[2]	81,225	162,450	243,675	5,000	10,000	15,000	270,972
Eric H. Ottinger LTI Plan Executive Incentive Bonus Plan	1/1/2013[1] ---[2]	40,200	80,400	120,600	2,000	4,000	6,000	108,389
Kevin L. Deardorff LTI Plan Executive Incentive Bonus Plan	1/1/2013[1] ---[2]	42,400	84,800	127,200	2,000	4,000	6,000	108,389
Michael E. Gavin LTI Plan Executive Incentive Bonus Plan	1/1/2013[1] ---[2]	36,200	72,400	108,600	2,000	4,000	6,000	108,389

(1)   Represents possible payments pursuant to the LTI Plan for the performance period running from 2013-2015. The plan is described in the section entitled "Long-Term Incentive Plan" in the Compensation Discussion and Analysis section.

(2)   Represents possible payments pursuant to the Executive Incentive Bonus Plan for 2013 performance. The plan is described in the section entitled "Annual Bonus" in the Compensation Discussion and Analysis section. The bonus payout for 2013 performance is shown in the column entitled "Non-equity incentive plan compensation" in the Summary Compensation Table above.

(3)   The Compensation Discussion and Analysis describes the performance conditions applicable to these grants under Compensation Decisions – Long-Term Incentive Plan on pages 26 and 27.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding option awards and stock awards at December 31, 2013 held by the individuals named in the Summary Compensation Table. Market values for outstanding stock awards are based on the closing price of Lakeland Financial stock on December 31, 2013 (the last trading day of the year) of $39.00.

		Option Awards				Stock Awards	
Name (a)	**Grant date (b)**	**Number of securities underlying unexercised options exercisable (c)**	**Number of securities underlying unexercised options unexercisable(1) (d)**	**Option exercise price (e)**	**Option expiration date(1) (f)**	**Equity incentive plan awards: number of unearned shares, units or other rights that have not vested(2) (g)**	**Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (h)**
Michael L. Kubacki	5/14/08	15,000	0	$24.05	5/14/2018		
	1/1/11					12,000	$468,000
	1/1/12					12,000	468,000
	1/1/13					12,000	468,000
David M. Findlay	5/14/08	10,000	0	$24.05	5/14/2018		
	1/1/11					8,000	$312,000
	1/1/12					8,000	312,000
	1/1/13					10,000	390,000
Eric H. Ottinger	10/11/05	500	0	$19.60	10/11/2015		
	5/14/08	3,000	0	24.05	5/14/2018		
	1/1/11					4,000	$156,000
	1/1/12					4,000	156,000
	1/1/13					4,000	156,000
Kevin L. Deardorff	1/1/11					4,000	$156,000
	1/1/12					4,000	156,000
	1/1/13					4,000	156,000
Michael E. Gavin	1/1/11					1,000	$39,000
	1/1/12					4,000	156,000
	1/1/13					4,000	156,000

(1) All options reflected in the "Option Awards" columns above expire on the 10th anniversary of the grant date.

(2) The stock awards reflected in the "Stock Awards" columns above vest based upon the achievement of certain performance thresholds over a three-year period, as described more completely in the section entitled "Long-Term Incentive Plan" in the Compensation Discussion and Analysis section above.

Option Exercises and Stock Vested in 2013

The following table sets forth information concerning the exercise of options and the vesting of stock awards in 2013 by the individuals named in the Summary Compensation Table.

	Option Awards		Stock Awards	
Name (a)	Number of shares acquired on exercise (b)	Value realized on exercise[1] (c)	Number of shares acquired on vesting[2][3] (d)	Value realized on vesting[3] (e)
Michael L. Kubacki	---	$---	12,200	$301,828
David M. Findlay	---	---	7,320	181,097
Eric H. Ottinger	5,500	71,228	3,660	90,548
Kevin L. Deardorff	3,000	23,350	3,660	90,548
Michael E. Gavin	1,000	11,761	1,220	30,183

(1) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2) Shares include restricted stock units under the LTI Plan that vested in 2013.

(3) Amounts reflect the value realized upon vesting of restricted stock units based on the closing price of Lakeland Financial stock on the date of vesting.

Pension Benefits

The following table provides information as of December 31, 2013 for each of our named executive officers regarding the actuarial present value of the officer's total accumulated benefit under our defined benefit retirement plan, the Lakeland Financial Corporation Pension Plan.

Name (a)	Plan name (b)	Number of years credited service (c)	Present value of accumulated benefit (d)	Payments during last fiscal year (e)
Michael L. Kubacki	Lakeland Financial Corporation Pension Plan	2	$42,873	---
David M. Findlay	---	---	---	---
Eric H. Ottinger	---	---	---	---
Kevin L. Deardorff	Lakeland Financial Corporation Pension Plan	10	34,072	---
Michael E. Gavin	Lakeland Financial Corporation Pension Plan	8	34,940	---

Our defined benefit retirement plan covers certain employees over 21 years of age with more than one year of service. Effective April 1, 2000, we amended the plan to freeze the accrual of benefits to participants under the plan. As a result of this amendment, employees who were not participants in the plan as of March 31, 2000 are not able to become participants under the plan. In addition, all benefits previously accrued under the plan by participants were frozen in place, and continuing employment with us will not increase the employee's benefits upon retirement. Normal retirement age is 65. Participants received credit for 2 1/2% of their average salary for each year up to 20 years of service or through March 31, 2000, whichever occurred first.

The principal benefit under this plan is a lifetime annuity for the joint lives of participants and their spouses. This amount is offset by social security benefits. On December 31, 1985, the then existing plan was terminated and the latest plan (which is now frozen) was adopted effective January 1, 1986. Participants in the terminated plan were paid cash or received annuities for their earned benefits as of December 31, 1985. The amounts paid for annuities purchased as a part of the plan termination will reduce the benefits to be paid out of the latest plan.

Nonqualified Deferred Compensation

Effective January 1, 2004, we adopted the Lake City Bank Deferred Compensation Plan. The purpose of the plan is to provide an option for salary deferrals at the participant's voluntary election for certain individuals without regard to statutory limitations under tax qualified plans. The plan is available to all of our executive officers. The plan is funded solely by participant contributions and does not receive a Company match. Participants may defer a portion of their salary or bonus under the plan and invest the deferred portion in a mutual fund-like investment pool managed by an independent third party. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the Compensation Committee. All deferral elections and associated distribution schedules are irrevocable.

Name (a)	Executive contributions in last FY (b)	Registrant contributions in last FY (c)	Aggregate earnings in last FY (d)	Aggregate withdrawals/ distributions (e)	Aggregate balance at last FYE (f)
Michael L. Kubacki	$---	---	$---	---	$411,368
David M. Findlay	89,110	---	227,005	---	1,135,906
Eric H. Ottinger	---	---	---	---	---
Kevin L. Deardorff	---	---	---	---	---
Michael E. Gavin	---	---	---	---	---

As noted above, all contributions to the plan are funded solely by voluntary participant contributions, which represent a deferral of annual salary, and there are no Company match payments. All aggregate earnings shown above represent investment and interest return on participant contributions and are not additional payments by Lakeland Financial.

Potential Payments Upon Termination or Change in Control

The following table sets forth information concerning potential payments and benefits under our compensation programs and benefit plans to which the named executive officers would be entitled upon a termination of employment as of December 31, 2013. As is more fully described below, all of the named executive officers were subject to change in control agreements with Lakeland Financial that were in effect on December 31, 2013 (each, a "Change in Control Agreement"), which provide for payments and benefits to a terminating executive following a change in control of Lakeland Financial. Mr. Kubacki was also subject to the Transition Agreement, which is more fully described above under the section entitled "Chief Executive Officer Transition." Except for the payments and benefits provided by the Change in Control Agreements and the Transition Agreement, all other payments and benefits provided to any named executive officer upon termination of his employment are the same as the payments and benefits provided to other eligible executives of Lakeland Financial. For purposes of estimating the value of certain equity awards, we have assumed a price per share of our common stock of $39.00, which was the closing price of our stock on December 31, 2013, the last trading day of the year.

	Cash Severance Payment	LTI Plan[1]	Executive Incentive Bonus Plan[2]	Equity Incentive Plan	Continuation of Medical/Dental Benefits[3]	Total Termination Benefits
Michael L. Kubacki						
Voluntary retirement	---	$497,640	$248,500	---	---	$746,140
Termination – death	---	$497,640	---	---	---	$497,640
Involuntary termination (including due to disability), not in connection with change in control [4][5]	$874,250	---	$548,500	---	$35,217	$1,457,967
Termination, other than for cause, in connection with change in control	$1,491,000	---	---	$197,400	$26,399	$1,714,799
David M. Findlay						
Voluntary retirement	---	---	---	---	---	---
Termination – death	---	$361,140	---	---	---	$361,140
Termination, other than for cause, in connection with change in control	$1,046,900	---	---	$131,600	$40,219	$1,218,719
Eric H. Ottinger						
Voluntary retirement	---	---	---	---	---	---
Termination – death	---	$165,880	---	---	---	$165,880
Termination, other than for cause, in connection with change in control	$562,800	---	---	$46,060	$40,219	$649,079
Kevin L. Deardorff						
Voluntary retirement	---	---	---	---	---	---
Termination – death	---	$165,880	---	---	---	$165,880
Termination, other than for cause, in connection with change in control	$574,000	---	---	---	$37,077	$611,077

	Cash Severance Payment	LTI Plan[1]	Executive Incentive Bonus Plan[2]	Equity Incentive Plan	Continuation of Medical/Dental Benefits[3]	Total Termination Benefits
Michael E. Gavin						
Voluntary retirement	---	$85,540	$72,400	---	---	$157,940
Termination – death	---	$85,540	---	---	---	$85,540
Termination, other than for cause, in connection with change in control	$506,800	---	---	---	$37,077	$543,877

(1)   A prorated bonus is payable to a participant under the LTI Plan when such participant's employment is terminated by reason of his or her retirement or death.

(2)   Unless an executive is employed on the date on which bonuses are paid under the Executive Incentive Bonus Plan, he or she will not receive any payment thereunder. The only exception to this rule is that a prorated bonus is payable to a participant under the Executive Incentive Bonus Plan when such participant retires prior to the date of payment. For purposes of the table above, it is assumed that each executive's employment terminated on December 31, 2013. Therefore, since the executive was employed for the entire calendar year, no proration is required and the executive would be entitled to the full amount of the bonus under the Executive Incentive Bonus Plan.

(3)   Since our medical and dental benefit plans are self-funded, we have estimated the amounts due for 24 months of medical and dental benefits based on our monthly COBRA continuation rates.

(4)   The amounts in this row assume that Mr. Kubacki would not be continuing after December 31, 2013 in his current role as a member of the board of directors. In the event that he continued as a member of the board of directors he would also be entitled to additional LTIP awards with a target 12,000 shares of stock, in each of 2014, 2015, and 2016.

(5)   Under his Transition Agreement, in the event Mr. Kubacki's employment is terminated by Lakeland Financial without cause or due to his disability, or if he terminate his employment for good reason, in each case prior to the 2016 annual meeting, he will be entitled to the following, in each case through the 2016 annual meeting: (i) continued payment of annual base salary; continued annual bonus payments at target levels; and continued medical benefits.

Accrued Pay, Certain Retirement Benefits and Vested Equity Awards. The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment, or amounts that are fully vested under the terms of the applicable plan. These include:

- Accrued salary and vacation pay.

- Regular pension benefits under our defined benefit retirement plan. See "Pension Benefits" on pages 33and 34.

- Distributions of plan balances under our 401(k) plan and the Lake City Bank Deferred Compensation Plan (the "Deferred Compensation Plan"). See "Nonqualified Deferred Compensation" on page 34 for information on current account balances and an overview of the Deferred Compensation Plan.

- The value of option continuation upon retirement, death or disability. Except as may be provided in connection with a change in control, when an employee terminates employment prior to retirement, death or disability, his or her stock options, whether vested or unvested, are terminated immediately. However, when a retirement-eligible employee terminates, or when an employee dies or becomes disabled, his or her options remain in force for 12 months following the date of his or her termination.

- Stock options that are fully vested that may be exercised or cashed out in connection with a change in control or following a termination event.

Disability, Death and Retirement. A termination of employment due to disability does not entitle the named executive officers to any payments or benefits that are not available to salaried employees generally, except for the payments and benefits to which Mr. Kubacki is entitled upon a termination due to disability pursuant to his Transition Agreement (reflected in the table above). As is the case with any other eligible participant under our LTI Plan (as described in the Compensation Discussion and Analysis on pages 15 through 28 above), termination of employment due to death or retirement will entitle the named executive officers to a prorated bonus under such plan. In addition, as is also the case with any other eligible participant under our Executive Incentive Bonus Plan (as described in the Compensation Discussion and Analysis on pages 15 through 28 above), termination of employment due to retirement will entitle the named executive officers to a prorated bonus under such plan.

Acceleration of Vesting Upon a Change in Control. All employees, including the named executive officers, who receive awards under our 2008 Equity Incentive Plan or our 2013 Equity Incentive Plan, will immediately vest in any unvested awards held by such employee upon the occurrence of a change in control.

Change in Control Agreements. Other than as is provided in the Change in Control Agreements, and except as is provided in accordance with the terms of our 2008 Equity Incentive Plan or our 2013 Equity Incentive Plan, no named executive officer will be entitled to any payments or benefits as a result of the occurrence of a change in control or as a result of a termination of employment in connection with a change in control. In the case of a termination of employment by the Company within 12 months prior to, or 12 months immediately following, a change in control, or in the case of a termination of employment by an executive within 12 months following a change in control, the Change in Control Agreements provide for the following:

- Payment, in a single lump sum, of a severance benefit equal to two times the sum of (i) the greater of the executive's then current base salary or the executive's annual base salary as of the date one day prior to his termination and (ii) the designated percentage of the amount determined under (i) above payable as annual bonus compensation for the year in which the change in control occurs.

- To the extent the executive (or any of the executive's dependents) was eligible to be covered under the terms of our medical and dental plans for active employees immediately prior to his termination date, we will provide the executive (and his dependents, if any) with equivalent coverages for a period not to exceed 24 months from the date of termination of employment. In the event that the executive (and/or his dependents, if any) become eligible for coverage under the terms of any other medical and/or dental plan of a subsequent employer which plan benefits are comparable to our plan benefits, coverage under our plans will cease for the executive (and/or his dependents, if any).

Mr. Kubacki's Transition Agreement provides that if he becomes entitled to severance benefits under his Change in Control Agreement, his right to severance benefits, if any, under the Transition Agreement would cease and any severance benefits he becomes entitled to under the Change in Control Agreement would be reduced on a dollar-for-dollar basis by any benefits previously paid to him under the Transition Agreement.

The Change in Control Agreements were modified as of December 9, 2011 to eliminate the excise tax gross-up provision. In addition, the benefit amounts were reduced by excluding income received under the LTI Plan from the severance payment calculation.

In exchange for the payments and benefits provided under the Change in Control Agreements, the executives agree to be bound by a two-year restrictive covenant, which will be effective throughout the geographic area within a 60-mile radius from the center of Warsaw, Indiana. The restrictive covenant will prohibit the executive from competing, in any way, with the Company for the two-year period following the executive's termination of employment.

Tax Deductibility of Compensation

Lakeland Financial seeks to maximize the tax deductibility of all elements of compensation. Section 162(m) of the Internal Revenue Code will generally disallow a corporate tax deduction for compensation paid to certain officers in excess of $1 million, unless the compensation meets an exception as performance-based compensation. While we try to structure compensation plans and programs to ensure deductibility, we may approve compensation amounts that do not qualify for deductibility when we deem it to be in the best interest of Lakeland Financial.

DIRECTOR COMPENSATION

During 2013, directors who were not employees of Lakeland Financial or Lake City Bank were paid $1,000 for each board or committee meeting attended. Each director also received a retainer of $25,000 for service on the board, and the chairperson of the Audit Committee received an additional $10,000, the lead director received an additional $5,000, the chairperson of the Compensation Committee received an additional $5,000, the chairperson of the Nominating and Corporate Governance Committee received an additional $5,000 and the chairperson of the Corporate Risk Committee received an additional $5,000.

Each director of Lakeland Financial is also a director of Lake City Bank and is not compensated separately for service on the Lake City Bank's board.

Mr. Kubacki and Mr. Findlay, who are directors and also serve as our Chief Executive Officer and President, respectively, are not paid any fees for their service as directors. The directors' fees are reviewed annually by the Compensation Committee.

Additionally, under the 2013 Equity Incentive Plan, directors may be awarded non-qualified stock options or stock grants at the discretion of the Compensation Committee. In 2013, each non-employee director was awarded 1,250 shares and in 2014 each non-employee director will once again receive 1,250 shares.

In December 2011, the Board of Directors revised its stock ownership policy to require that directors are required to hold a minimum of 5,000 shares of Lakeland Financial within five years from the adoption of the stock ownership policy. At the time of the decision to increase the requirement, 5,000 shares represented approximately the same value as five times the annual retainer for directors. This requirement will be reviewed each year by the Nominating and Corporate Governance Committee and may be adjusted to maintain that ratio. As of December 31, 2013, all of our non-employee directors met the requirements of our stock ownership policy.

The following table provides information on 2013 compensation for non-employee directors who served during 2013.

Name (a)	Fees earned or paid in cash[1] (b)	Stock awards[2][3] (c)	Total (d)
Blake W. Augsburger	$36,319	$35,056	$71,375
Robert E. Bartels, Jr.	42,000	35,056	77,056
Daniel F. Evans, Jr.	46,163	35,056	81,219
Thomas A. Hiatt	52,941	35,056	87,997
Charles E. Niemier	69,540	35,056	104,596
Emily E. Pichon	45,000	35,056	80,056
Steven D. Ross	39,000	35,056	74,056
Brian J. Smith	43,547	35,056	78,603
Bradley J. Toothaker	38,613	35,056	73,669
Ronald D. Truex	45,133	35,056	80,189
M. Scott Welch	70,462	35,056	105,518

(1)   We maintain the Lakeland Financial Corporation Directors Fee Deferral Plan under which non-employee directors are permitted to defer receipt of their directors' fees and earn a rate of return based upon the performance of our stock. The amounts shown in this column include amounts that may have been deferred by the directors. We may, but are not required to, fund the deferred fees into a trust which may hold our stock. The plan is unqualified and the directors have no interest in the trust. The deferred fees and any earnings thereon are unsecured obligations of Lakeland Financial. Any shares held in the trust are treated as treasury shares and may not be voted on any matter presented to shareholders. The number of shares attributable to each director under the plan are set forth in the footnotes to the Beneficial Ownership Table on page 5.

(2)   Represents the grant date fair value for restricted stock awards in accordance with FASB ASC Topic 718 - "Compensation-Stock Compensation." See the discussion of equity awards in Note 15 of the Notes to Consolidated Financial Statements for Lakeland Financial's financial statements for the year ended December 31, 2013. The number of shares granted and vested for each director was 1,250.

(3)   The aggregate amount of option awards outstanding as of December 31, 2013 for non-employee directors was as follows: Thomas A. Hiatt held 4,000 and Robert E. Bartels, Charles E. Niemier, Emily E. Pichon, Steven D. Ross and M. Scott Welch held 1,000 each. The other non-employee directors did not have any outstanding option awards as of December 31, 2013.

ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Securities Exchange Act of 1934, as created by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and the rules and regulations promulgated thereunder require publicly traded companies, such as Lakeland Financial Corporation, to permit a separate shareholder vote to approve the compensation of executives as disclosed pursuant to the compensation rules of the SEC. In accordance with these requirements, we are providing shareholders with an advisory vote on the compensation of our executive officers.

As described in more detail in the Compensation Discussion and Analysis section of this proxy statement, the overall objectives of Lakeland Financial's compensation programs have been to align executive officer compensation with the success of meeting long-term strategic operating and financial goals. Shareholders are urged to read the Compensation Discussion and Analysis section of this proxy statement, as well as the Summary Compensation Table and other related compensation tables and narrative disclosure that describe the compensation of our named executive officers in 2013. The Compensation Committee and the board of directors believe that the policies and procedures articulated in the Compensation Discussion and Analysis section are effective in implementing our compensation philosophy and achieving its goals, and that the compensation of our executive officers in fiscal year 2013 reflects and supports these compensation policies and procedures.

The following resolution is submitted for shareholder approval:

"RESOLVED, that Lakeland Financial Corporation's shareholders approve, on an advisory basis, its executive compensation as described in the section captioned 'Compensation Discussion and Analysis' and the tabular disclosure regarding named executive officer compensation under 'Executive Compensation' contained in the Company's proxy statement, dated March 3, 2014."

Approval of this resolution requires the affirmative vote of a majority of the shares voted on this matter at the annual meeting. While this advisory vote on executive compensation, commonly referred to as a "say-on-pay" advisory vote, is required, it is not binding on our board of directors and may not be construed as overruling any decision by the board. However, the Compensation Committee will take into account the outcome of the vote when considering future compensation arrangements.

The board of directors recommends shareholders vote to approve the overall compensation of our named executive officers by voting "FOR" this proposal. Proxies properly signed and returned will be voted "FOR" this proposal unless shareholders specify otherwise.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2013, Lake City Bank had extended, and expects to continue to extend, loans to its directors and officers and to their related interests. Such loans were, and will continue to be, made only upon the same terms, conditions, interest rates, and collateral requirements as those prevailing at the same time for comparable loans extended from time to time to other, unrelated borrowers. Loans to directors and officers do not and will not involve greater risks of collectability, or present other unfavorable features, than loans to other borrowers. All such loans are approved by the Lake City Bank board of directors in accordance with the bank regulatory requirements.

Lake City Bank entered into a Lease Agreement with Michigan Street, LLC for retail branch and office space in South Bend, Indiana, in June 2011. In October 2011, Bradley Toothaker, a one-third owner of Michigan Street, LLC, joined the boards of directors of Lakeland Financial Corporation and Lake City Bank. The initial term of the lease is for a period of 20 years, with two consecutive five year renewal terms. Pursuant to the lease, monthly rent for 4,450 square feet of leased space is $6,304.16 for the first five years, and will increase by 7.5% every five years. In addition, Lake City Bank is required to pay its proportionate share of common area maintenance fees for the building, presently expected to be approximately $2,600 per month. Mr. Toothaker had not yet become a director at the time of the lease signing and the Lease Agreement was negotiated by Lake City Bank's management on an arms-length basis. Effective January 1, 2012, the parties amended the terms of the lease to reflect additional square footage to be used by Lake City Bank in the building. Based on the addition of approximately 550 square feet, the monthly rent for the leased space increased to $7,001.87. This amendment was ratified by Lake City Bank's board of directors in February 2012. Management and the board of directors believe that the terms of the lease are reasonable and consistent with the customary terms of the local market. As part of its annual review of director independence, the board of directors considered and re-evaluated this lease arrangement when considering Mr. Toothaker's independence and determined that it did not prevent Mr. Toothaker from being able to serve as an independent director.

Additionally, pursuant to the Corporate Governance Committee Charter, the Nominating and Corporate Governance Committee evaluates and pre-approves any non-lending, material transaction between Lakeland Financial and any director or officer. The charter does not provide any thresholds as to when a proposed transaction needs to be pre-approved, but the committee evaluates those proposed transactions that may affect a director's independence or create a perception that the transaction was not fair to Lakeland Financial or not done at arm's length. Generally, transactions which would not require disclosure in our proxy statement under SEC rules (without regard to the amount involved) do not require the Nominating and Corporate Governance Committee's pre-approval. A director may not participate in any discussion or approval by the Nominating and Corporate Governance Committee of any related party transaction with respect to which he or she is a related party, but must provide to the Nominating and Corporate Governance Committee all material information reasonably requested concerning the transaction.

AUDIT COMMITTEE REPORT

The Audit Committee assists the board in carrying out its oversight responsibilities for our financial reporting process, audit process and internal controls. The Audit Committee also reviews the audited financial statements and recommends to the board that they be included in our annual report on Form 10-K. As of December 31, 2013, the committee was comprised solely of independent directors.

The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2013 with our management and Crowe Horwath LLP, our independent registered public accounting firm. The committee has also discussed with Crowe Horwath the matters required to be discussed by Public Company Oversight Board AS16 (Auditing Standards Communications with Audit Committees) as well as having received and discussed the written disclosures and the letter from Crowe Horwath required by the Public Company Accounting Oversight Board Rule 3526, communication with Audit Committees concerning independence. Based on the review and discussions with management and Crowe Horwath, the Audit Committee has recommended to the board that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ending December 31, 2013 for filing with the SEC.

Submitted by:

Robert E. Bartels, Jr.
Charles E. Niemier
Emily E. Pichon
Brian J. Smith
Ronald D. Truex
M. Scott Welch

Members of the Audit Committee

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders are also being asked to ratify the appointment of Crowe Horwath LLP as our independent registered public accounting firm for the year ending December 31, 2014. If the appointment of Crowe Horwath is not ratified by shareholders, the matter of the appointment of an independent registered public accounting firm will be considered by the Audit Committee and board of directors. Representatives of Crowe Horwath are expected to be present at the annual meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions that may be asked by shareholders.

Accountant Fees

Audit Fees. The aggregate fees billed or expected to be billed by Crowe Horwath for its audit of Lakeland Financial's annual financial statements for fiscal years 2013 and 2012, for its required reviews of our unaudited interim financial statements included in our Form 10-Qs filed during fiscal 2013 and 2012, for the integrated audit of internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act and for consents and assistance with documents filed with the SEC, including requirements related to the issuance of common stock, were $349,600 and $331,500, respectively.

Audit-Related Fees. The aggregate audit-related fees billed by Crowe Horwath LLP for fiscal years 2013 and 2012 were $38,142 and $34,090, respectively. The services included employee benefit plan audits and accounting and financial reporting-related consultations.

Tax Fees. The aggregate fees for tax-related services billed by Crowe Horwath for fiscal years 2013 and 2012 were $57,500 and $50,500, respectively, for professional services rendered for tax compliance, tax advice and tax planning. The services provided included assistance with the preparation of Lakeland Financial's and subsidiaries' tax returns and guidance with respect to estimated tax payments and for assistance relating to maintaining a real estate investment trust.

All Other Fees. The aggregate fees for other services billed by Crowe Horwath for fiscal years 2013 and 2012 were $77,849 and $171,508, respectively, for professional services rendered for assistance with Bank Secrecy Act reviews, regulatory compliance reviews and training, assistance with implementation of our captive insurance subsidiary and software license fees. We did not incur any other fees from Crowe Horwath for fiscal years 2013 and 2012 other than the fees reported above.

The Audit Committee, after consideration of the matter, does not believe the rendering of these services by Crowe Horwath to be incompatible with maintaining Crowe Horwath's independence as our independent registered public accounting firm.

Audit Committee Pre-Approval Policy

Among other things, the Audit Committee is responsible for appointing, setting compensation for and overseeing the work of the independent registered public accounting firm. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by Crowe Horwath and all such services provided in 2012 and 2013 were pre-approved. These services include audit and audit-related services, tax services, and other services. Crowe Horwath and management are required to periodically report to the Audit Committee regarding the extent of services provided by Crowe Horwath in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis that the Audit Committee had not already specifically approved.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of our Annual Report to Shareholders for the 2013 fiscal year, which also includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (including financial statements), accompanies this proxy statement.

Michael L. Kubacki
Chairman and Chief Executive Officer

March 3, 2014
Warsaw, Indiana

PROXY FOR COMMON SHARES SOLICITED ON BEHALF OF THE BOARD
OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
LAKELAND FINANCIAL CORPORATION TO BE HELD ON APRIL 8, 2014

The undersigned hereby appoints David M. Findlay and Michael L. Kubacki, or either one of them acting in the absence of the other, with power of substitution, attorneys and proxies, for and in the name and place of the undersigned, to vote the number of common shares that the undersigned would be entitled to vote if then personally present at the annual meeting of shareholders, to be held at 4:00 p.m., local time, at the Lerner Theater, located at 410 South Main Street, Elkhart, Indiana 46516, on the 8th day of April, 2014, or any adjournments or postponements of the meeting, upon the matters set forth in the notice of annual meeting and proxy statement, receipt of which is hereby acknowledged, as follows:

1. **ELECTION OF DIRECTORS:**

	FOR	**AGAINST**	**ABSTAIN**
01- Blake W. Augsburger			
02- Richard E. Bartels, Jr.			
03- Thomas A. Hiatt			
04- Michael L. Kubacki			
05- Charles E. Niemier			
06- Steven D. Ross			
07- Brian J. Smith			
08- Bradley J. Toothaker			
09- Ronald D. Truex			
10- M. Scott Welch			

2. **APPROVAL, by non-binding vote, of the Company's compensation of certain executive officers.**

☐   ☐   ☐
For   Against   Abstain

3. **RATIFY THE APPOINTMENT OF CROWE HORWATH LLP** as the Company's independent registered public accounting firm for the year ending December 31, 2014.

☐   ☐   ☐
For   Against   Abstain

4. In accordance with their discretion, upon all other matters that may properly come before said meeting and any adjournments or postponements of the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED UNDER PROPOSAL 1 AND FOR PROPOSALS 2 AND 3.

Dated:_____, 2014

Signature(s)_____

_____

NOTE: PLEASE DATE THIS PROXY AND SIGN IT EXACTLY AS THE NAME OR NAMES APPEAR ABOVE. ALL JOINT OWNERS OF SHARES SHOULD SIGN THIS PROXY. STATE YOUR FULL TITLE WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, TRUSTEE, GUARDIAN, OR SUCH SIMILAR POSITION. PLEASE RETURN THE SIGNED PROXY IN THE ENCLOSED ENVELOPE.